
10011042











SJW CORP.

Annual Report 2009

SJW Corp. Mission

- Maximize shareholder value by achieving strong earnings, sustainable growth, and competitive total returns.
- Provide high quality, low cost water and exceptional service to customers.
- Capitalize on water sector growth opportunities through constructive business partnerships, disciplined management, and innovative applications of technology.
- Foster a dynamic work environment that encourages personal and professional growth, embraces diversity, and promotes mutual trust and respect.
- Conduct business with strict adherence to responsible corporate governance and high ethical standards.
- Be a committed corporate citizen through community involvement, steadfast environmental stewardship, and an enduring dedication to excellence.

Financial Highlights

SJW Corp. and subsidiaries (in thousands, except ratio, percentage, and per share data)

		2009	2008	2007
Operating revenue	$	216,097	220,347	206,601
Net income	$	15,171	21,461	19,323
Comprehensive income	$	8,935	27,568	17,122
Earnings per share				
– Basic	$	0.82	1.17	1.05
– Diluted	$	0.81	1.15	1.04
Comprehensive income per share				
– Basic	$	0.48	1.50	0.93
– Diluted	$	0.48	1.48	0.92
Rate of return on average equity	%	6.0	8.8	8.3
Rate of return on average equity, comprehensive income	%	3.5	11.2	7.3
Weighted average shares outstanding				
– Basic		18,487	18,410	18,334
– Diluted		18,680	18,610	18,552
Book value per share at year-end	$	13.66	13.78	12.90
Market price per share at year-end	$	22.57	29.94	34.67
Market to book value at year-end		1.7	2.2	2.7
Dividends paid per share	$	0.66	0.65	0.60
Dividend payout ratio	%	80	56	57


6.0
8.8
8.3
18.2
11.5
2009
2008
2007
2006
2005
Rate of return on average equity (%)


0.66
0.65
0.60
0.57
0.53
2009
2008
2007
2006
2005
Dividends paid per share ($)


0.82
1.17
1.05
2.11
1.20
2009
2008
2007
2006
2005
Basic earnings per share ($)

Dear Fellow Shareholder:

As was the case with most businesses in the U.S., 2009 proved to be financially challenging for SJW Corp. (SJW). Key factors that contributed to our mixed financial results included: 1) Weather, which reduced usage and thus revenue in San Jose Water Company, 2) Loss of a large tenant in SJW Land Company, and 3) Regulatory lag. Ancillary factors affecting results were the expensing of acquisition costs in Texas, increases to pension expense as a result of general market conditions, and costs associated with new debt financing.

San Jose Water Company's new general rate case decision provides rate relief to cover higher operating costs and also authorizes significant additions to utility plant. This will increase operational efficiency and accelerate the replacement of aging infrastructure. Over $200 million in utility plant investment is planned over the next three years and will create a strong base for earnings. Our long-term plans for replacement of aging mains and wells have been recognized by our regulators as a prudent and necessary strategy that will benefit customers and shareholders.

Other significant San Jose Water Company initiatives and achievements include expansion of the recycled water system within our service area, implementation of additional alternative energy projects, and upgrading of key technology systems to improve work processes. SJW is actively exploring alternative sources of capital to fund its growing infrastructure programs and thereby lower its overall cost of capital.

SJWTX, Inc. d.b.a. Canyon Lake Water Service Company continued its growth through the acquisition of additional service area and the infrastructure necessary to facilitate development in that region. Strategic acquisitions increased our service area in the Texas Hill Country to approximately 240 square miles. A rate increase authorized for Canyon Lake Water Service Company coupled with a strong demand for new water service connections in this scenic and prosperous region should contribute to improved performance.

The outlook for real estate is also improved. As recently announced, SJW Land Company leased a large portion of our Tennessee real estate investment to a new tenant which bodes well for the prospects of the entire Tennessee real estate portfolio. Readying the property will take some time, so the effect of the new lease will not manifest itself until late 2010.

Looking ahead, SJW faces increasingly complex and dynamic business and regulatory environments. To grow and prosper, we will need to reallocate resources, manage risk, and take every reasonable step to ensure that we are operating our business as efficiently as possible. Our regional strategic approach continues to be an efficient, sustainable, and profitable water utility model.

While challenges abound, current economic conditions may create opportunities to work in partnership with regional public water agencies to provide optimal water service solutions. Many communities need efficient and experienced water system operators, new water supplies, and an increased level of capital deployment. Preparations are underway at SJW to assemble the requisite resources and capabilities to effectively compete for these opportunities.

At the Board level, we continue to refine our governance policies, procedures, and skills. The SJW board has helped ensure that shareholder interests are ably represented and that the appropriate level of management supervision and succession planning is in place. Through an active mentoring program, communication between SJW board members and executives is systematic and robust, creating an environment of enhanced transparency and alignment. Additionally, SJW strives to ensure that the quality, content, and timing of the reporting of material events is in the spirit and intent of the regulations and complies with governing laws.

SJW endured a very challenging and difficult year only to emerge stronger and with a clear view of what is needed to survive and prosper in the future. Our two outstanding regional water systems are located in economically strong and vibrant regions, each with different but excellent growth prospects. Additionally, the quality of our real estate investments has been demonstrated by our ability to maintain and attract tenants in difficult times. SJW's diversified asset base, strong balance sheet, and strong management team will allow us to navigate the significant structural changes occurring in the water sector and financial markets, and continue to create shareholder value over the long term.

As a shareholder, you can be assured that a capable and motivated management team and an involved and committed board are prudently caring for your investment. We diligently seek intelligent ways in which to grow the company. We are confident that SJW will continue to deliver earnings and dividend growth, and increase shareholder value.



W. Richard Roth, President and CEO



Charles J. Toeniskoetter, Chairman of the Board

SJW Corp. Profile

SJW Corp., a California corporation formed in 1985, operates as a holding company with subsidiaries in two business segments: water utility services and real estate management/development. The company's water utility subsidiaries, San Jose Water Company, SJWTX, Inc., and Texas Water Alliance Limited, provide regulated and/or nonregulated water utility services, while SJW Land Company owns and manages commercial buildings and undeveloped land.

San Jose Water Company, a wholly owned subsidiary of SJW Corp., was originally incorporated in the State of California in 1866. San Jose Water Company is a public utility in the business of providing water service to a population of approximately one million people through 226,000 connections in an area comprising approximately 142 square miles in California's Silicon Valley.



SJW Land Company, a wholly owned subsidiary of SJW Corp., was incorporated in the State of California in 1985. SJW Land Company owns commercial buildings, undeveloped land, and other income producing property in California, Florida, Texas, Arizona, Tennessee, and Connecticut, as well as a 70% limited partnership interest in a two-story office building located near the HP Pavilion in downtown San Jose.


Sunnyvale
Santa Clara
San Jose
101
87
82
17
85
280
680

SJWTX, Inc., a wholly owned subsidiary of SJW Corp., was incorporated in the State of Texas in 2005. SJWTX, Inc. is doing business as Canyon Lake Water Service Company (CLWSC). CLWSC is a public utility in the business of providing water service to a population of approximately 36,000 people through 9,000 service connections in western Comal County and southern Blanco County located between Austin and San Antonio. The company's service area comprises about 240 square miles around Canyon Lake.

Texas Water Alliance Limited, a wholly owned subsidiary of SJW Corp., is undertaking activities that are necessary to develop a water supply project in Texas.

SJW Corp. also owns approximately 1.1 million shares of California Water Service Group common stock.

The stock of SJW Corp. is traded on the New York Stock Exchange under the symbol SJW.

Capital Improvements and Operational Enhancements

In 2009, San Jose Water Company completed over $50 million in capital projects to improve the water system's reliability and operational efficiency. Over 15 miles of new pipelines were designed and installed system wide, and the rate of main replacements increased 50% over the previous year. In addition, the company constructed two groundwater replacement wells and two tanks to provide additional production and storage capacities throughout the service area.



San Jose Water Company also enhanced its state-of-the-art Supervisory Control and Data Acquisition (SCADA) system by deploying an Advanced Mobile Data Terminal (AMDT) system. AMDT is one of the most sophisticated water utility data transmission systems employed today and allows field operators secure access to instantaneous system information. The improved SCADA system also allows operators to quickly respond to changing conditions within the distribution system, resulting in increased system reliability and an improved level of service for customers.



Customer Service

San Jose Water Company spent much of the year preparing for the implementation of its new Customer Information System (CIS). When operational, this new generation of CIS software will be fully integrated with other existing software systems within the company and will allow employees access to interdepartmental information, which should result in more efficient customer service. The new CIS is scheduled to become operational during the third quarter 2010.



Rates and Regulatory Developments

During 2009, the last year of the rate case cycle, San Jose Water Company was authorized timely rate relief totaling approximately $7 million. As required by law, the company also filed its general rate case application in January for rates effective in 2010, 2011, and 2012. The California Public Utilities Commission's (Commission) review of the filing was completed on schedule, and a Commission decision authorizing a revenue increase of $18.6 million or about 9.2% in 2010, was issued on November 20, 2009, with new rates effective January 1, 2010. In accordance with Commission rules, the subsequent increases for the years 2011 and 2012 will be based upon the consumer price indices as forecasted in October of the preceding year. Current estimates of these increases are about $7.6 million, or 3.4% in 2011, and $11.1 million, or 4.9% in 2012. The stated revenue increases for 2010-2012 do not include additional increases associated with other authorized filings for planned upgrades to the Montevina Water Treatment Plant and rate recovery of investments in green energy projects and meter replacements.



In response to the Santa Clara Valley Water District's request for 15% mandatory conservation, San Jose Water Company established a Mandatory Conservation Memorandum Account to track the additional administrative and operating costs and a Mandatory Conservation Revenue Adjustment Memorandum Account to track any revenue impact of mandatory conservation. These regulatory mechanisms became effective in August 2009.



Human Resources

Over the last few years, San Jose Water Company has taken several steps to address rising legacy costs and has successfully replaced its defined benefit pension formula with a portable cash balance plan, minimized the impact of rising health insurance premiums, and upgraded safety and emergency response programs to stabilize worker's compensation expense. Stable inflation in 2009 also allowed the company to extend



current wage and benefits levels for the majority of employees through the year 2010.

San Jose Water Company also implemented several training programs to provide managers with an array of human resource tools aimed at improving the effectiveness and efficiency of all its employees. Other training programs were instituted to prepare the workforce with skills and certifications in key areas of operations, specifically those involving water distribution and treatment licensing. These programs address critical workforce shortages predicted for the water industry and leave the company well positioned to develop additional depth and breadth and ensure continuity in key functional areas.







Water Quality

San Jose Water Company continued its exceptional record of compliance with federal and state drinking water standards and environmental regulations in 2009. The company also improved water treatment plant reliability through replacement of aging water treatment plant filter control valves, enhancement of in-house water quality monitoring capabilities, and expansion of chemical storage capacity. San Jose Water Company is also in the process of evaluating potential technologies for the Montevina Water Treatment Plant upgrades to comply with increasingly stringent water quality regulations and to further maximize production of our low-cost, high quality surface water supply.

Canyon Lake Water Service Company

Canyon Lake Water Service Company continued its expansion in 2009 with the addition of over 300 new service connections from home construction and from the acquisition of a portion of the adjacent Guadalupe-Blanco River Authority's service area. The company also executed an agreement with the Bexar Metropolitan Water District (BMWD) to acquire all of BMWD's Comal County assets over a four-year period. The agreement included the immediate transfer of a seven mile long, 16-inch pipeline to Canyon Lake Water Service Company. This critical pipeline greatly facilitates new development in the area and positions the company for future growth.

Significant water system improvements were also completed to increase operational reliability and flexibility. Increased groundwater production capabilities resulted in less reliance on surface water production, and elevated storage capacity added in recent years reduced pumping costs during the hottest and driest summer on record.



New rates for Canyon Lake Water Service Company became effective in January and resulted in a revenue increase of approximately $800,000 or about 14%. A strong community outreach effort and a negotiated settlement with various customer groups resulted in a final order issued by the Texas Commission on Environmental Quality in December.

SJW Land Company

Following many years of major accomplishments, 2009 marked a year of challenges for real estate activities. SJW Land Company's overall portfolio performance was impacted by the bankruptcy of a major tenant. The company remains committed to creating long-term shareholder value by developing its asset base into a diversified portfolio of income producing properties and exchanging selected real estate assets for investments with a capital structure consistent with that of SJW Corp.'s. SJW Land Company's real estate holdings include properties in California, Texas, Florida, Connecticut, Arizona, and Tennessee, and these investments continue to diversify SJW Corp.'s asset base and balance its concentration in regulated businesses.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 1-8966


Received SEC
MAR 2 5 2010
Washington, DC 20549

SJW CORP.

(Exact name of registrant as specified in its charter)

California	**77-0066628**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
110 West Taylor Street, San Jose, California	**95110**
(Address of principal executive offices)	(Zip Code)

408-279-7800
(Registrant's telephone number, including area code)

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.521 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2009, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $340,047,090 based on the closing sale price as reported on the New York Stock Exchange.

Indicate the number of shares outstanding of registrant's common stock, as of the latest practicable date.

Class	Outstanding at February 8, 2010
Common Stock, $0.521 par value per share	18,526,217

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to the registrant's Annual Meeting of Shareholders, to be held on April 28, 2010, are incorporated by reference into Part III of this Form 10-K where indicated.

TABLE OF CONTENTS

		Page
	PART I	
Forward-Looking Statements		3
Item 1.	Business	3
Item 1A.	Risk Factors	9
Item 1B.	Unresolved Staff Comments	15
Item 2.	Properties	15
Item 3.	Legal Proceedings	16
Item 4.	Reserved	16
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	17
Item 6.	Selected Financial Data	19
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	20
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	34
Item 8.	Financial Statements and Supplementary Data	35
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	67
Item 9A.	Controls and Procedures	67
Item 9B.	Other Information	68
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	68
Item 11.	Executive Compensation	69
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	69
Item 13.	Certain Relationships and Related Transactions and Director Independence	69
Item 14.	Principal Accountant Fees and Services	69
	PART IV	
Item 15.	Exhibits and Financial Statement Schedules	70
Exhibit Index		71
Signatures		74

PART I

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the federal securities laws relating to future events and future results of SJW Corp. and its subsidiaries that are based on current expectations, estimates, forecasts, and projections about SJW Corp. and the industries in which SJW Corp. operates and the beliefs and assumptions of the management of SJW Corp. Such forward-looking statements are identified by words such as "expect", "estimate", "anticipate", "intends", "seeks", "plans", "projects", "may", "should", "will", variation of such words, and similar expressions. These forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Important factors that could cause or contribute to such differences include, but are not limited to, those discussed in this report under Item 1A, "Risk Factors," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere, and in other reports SJW Corp. files with the Securities and Exchange Commission (the "SEC"), specifically the most recent report on Form 10-Q and reports on Form 8-K filed with the SEC, each as it may be amended from time to time.

SJW Corp. undertakes no obligation to update or revise the information contained in this report, including the forward-looking statements for any reason.

Item 1. *Business*

General Development of Business

SJW Corp. was incorporated in California on February 8, 1985. SJW Corp. is a holding company with four subsidiaries:

- San Jose Water Company, a wholly owned subsidiary of SJW Corp., with its headquarters located at 110 West Taylor Street in San Jose, California 95110, was originally incorporated under the laws of the State of California in 1866. As part of a reorganization on February 8, 1985, San Jose Water Company became a wholly owned subsidiary of SJW Corp. San Jose Water Company is a public utility in the business of providing water service to approximately 226,000 connections that serve a population of approximately one million people in an area comprising approximately 142 square miles in the metropolitan San Jose area. San Jose Water Company's web site can be accessed via the Internet at *http://www.sjwater.com*.
- SJW Land Company, a wholly owned subsidiary of SJW Corp., was incorporated in 1985. SJW Land Company owns undeveloped land in the states of California and Tennessee, owns and operates commercial buildings in the states of California, Florida, Connecticut, Texas, Arizona and Tennessee, and has a 70% limited partnership interest in 444 West Santa Clara Street, L.P.
- SJWTX, Inc., a wholly owned subsidiary of SJW Corp., was incorporated in the State of Texas in 2005. SJWTX, Inc. is doing business as Canyon Lake Water Service Company (CLWSC). CLWSC is a public utility in the business of providing water service to approximately 9,000 connections that serve approximately 36,000 people in western Comal County and southern Blanco County. The company's service area comprises more than 237 square miles in the growing region between San Antonio and Austin.
- Texas Water Alliance Limited ("TWA"), a wholly owned subsidiary of SJW Corp., is undertaking activities that are necessary to develop a water supply project in Texas.

Together, San Jose Water Company, CLWSC and TWA are referred to as "Water Utility Services."

SJW Corp. also owns 1,099,952 shares of California Water Service Group, which represents approximately 5% of that company's outstanding shares as of December 31, 2009 and it is accounted for under Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) Topic 320—"Investments—Debt and Equity Securities," as an available-for-sale marketable security.

Regulation and Rates

San Jose Water Company's rates, service and other matters affecting its business are subject to regulation by the California Public Utilities Commission ("CPUC").

Ordinarily, there are three types of rate adjustments that affect San Jose Water Company's revenue collection: general rate adjustments, cost of capital adjustments, and offset rate adjustments. General rate adjustments are authorized in general rate case decisions, which usually authorize an initial rate adjustment followed by two annual escalation adjustments designed to maintain the authorized return on equity over a three-year period. General rate applications are normally filed and processed during the last year covered by the most recent rate case as required by the CPUC so that regulatory lag is avoided.

Cost of capital adjustments are rate adjustments resulting from the CPUC's tri-annual establishment of a reasonable rate of return for investments in San Jose Water Company.

The purpose of an offset rate adjustment is to compensate utilities for changes in specific pre-authorized offsettable capital investments or expenses, primarily for purchased water, groundwater extraction charges and purchased power. Pursuant to Section 792.5 of the California Public Utilities Code, a balancing account must be maintained for each expense item for which such revenue offsets have been authorized. The purpose of a balancing account is to track the under-collection or over-collection associated with expense changes and the revenue authorized by the CPUC to offset those expense changes.

On November 20, 2009, the CPUC approved the most recent general rate increase for San Jose Water Company. In summary, the decision authorizes a rate increase designed to increase revenue by $18,597,000 or 9.24% in 2010. In accordance with CPUC rules, the subsequent increases for the years 2011 and 2012 will be based upon the consumer price indices as forecasted in October of the preceding year. Current estimates of these increases are $7,558,000 or 3.43% in 2011, and $11,088,000 or 4.87% in 2012. These rate increases are designed to produce a return on common equity of 10.13%, which is comparable with recent authorized returns for water utilities in California. The stated revenue increases for 2010 to 2012 do not include additional authorized increases associated with scheduled offset filings, planned upgrades to the Montevina Treatment Plant, and the potential supplemental filings for rate recovery for investments in green energy projects and meter replacements. The new rates for 2010 became effective January 1, 2010.

CLWSC is subject to the regulation of the Texas Commission on Environmental Quality ("TCEQ"). The TCEQ authorizes rate increases after the filing of an Application for a Rate/Tariff Change. Such filings may be filed anytime but not sooner than twelve months following the acceptance of the TCEQ of the previous filing.

On November 17, 2008, CLWSC filed a general rate case with the TCEQ. The filing contained a request for an increase in rates generating a revenue increase of $773,000 or approximately 14%. In accordance with TCEQ procedures, the rates became effective on January 16, 2009. At a TCEQ preliminary hearing in the case on August 26, 2009, the company settled outstanding rate issues with several intervenors in the case. The settlement was subsequently approved by the TCEQ on December 28, 2009.

Please also see Item 1A, "Risk Factors," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Financial Information about Industry Segments

See Part II, Item 7 for information regarding SJW Corp.'s business segments.

Description of Business

General

The principal business of the Water Utility Services consists of production, purchase, storage, purification, distribution, wholesale, and retail sale of water. San Jose Water Company provides water service to approximately 226,000 connections that serve customers in portions of the cities of Cupertino and San Jose and in the cities of Campbell, Monte Sereno, Saratoga and the Town of Los Gatos, and adjacent unincorporated territory, all in the County of Santa Clara in the State of California. It distributes water to customers in accordance with accepted water utility methods. CLWSC provides water service to approximately 9,000 connections that serve approximately 36,000 people in a service area comprising more than 237 square miles in the growing region between San Antonio and Austin, Texas.

San Jose Water Company also provides nonregulated water related services under agreements with municipalities. These nonregulated services include full water system operations and billing and cash remittance services.

In October 1997, San Jose Water Company commenced operation of the City of Cupertino municipal water system under the terms of a 25-year lease. The system is adjacent to the existing San Jose Water Company service area and has approximately 4,500 service connections. Under the terms of the lease, San Jose Water Company paid an up-front $6.8 million concession fee to the City of Cupertino that is amortized over the contract term. San Jose Water Company is responsible for all aspects of system operation including capital improvements.

The operating results from the water business fluctuate according to the demand for water, which is often influenced by seasonal conditions, such as summer temperatures or the amount and timing of precipitation in the Water Utility Services service areas. Revenue, production costs and income are affected by the changes in water sales and availability of surface water supply. Overhead costs, such as payroll and benefits, depreciation, interest on long-term debt, and property taxes, remain fairly constant despite variations in the amount of water sold. As a result, earnings are highest in the higher demand, warm summer months and lowest in the cool winter months.

Water Supply

San Jose Water Company's water supply consists of groundwater from wells, surface water from watershed run-off and diversion, and imported water purchased from the Santa Clara Valley Water District ("SCVWD") under the terms of a master contract with SCVWD expiring in 2051. Purchased water provides approximately 40% to 45% of San Jose Water Company's annual production. San Jose Water Company pumps approximately 40% to 50% of its water supply from the underground basin and pays a groundwater extraction charge to SCVWD. Surface supply, which during a year of normal rainfall satisfies about 6% to 8% of San Jose Water Company's annual needs, provides approximately 1% of its water supply in a dry year and approximately 14% in a wet year. In dry years, the decrease in water from surface run-off and diversion, and the corresponding increase in purchased and pumped water, increases production costs substantially.

The pumps and motors at San Jose Water Company's groundwater production facilities are propelled by electric power. Over the last few years, San Jose Water Company has installed standby power generators at 30 of its strategic water production sites. In addition, the commercial office and operations control centers are equipped with standby generators that allow critical distribution and customer service operations to continue during a power outage. SCVWD has informed San Jose Water Company that its filter plants, which deliver purchased water to San Jose Water Company, are also equipped with standby generators. In the event of a power outage, San Jose Water Company believes it will be able to prevent an interruption of service to customers for a limited period by pumping water with its standby generators and by using purchased water from SCVWD.

In 2009, the level of water in the Santa Clara Valley groundwater basin, which is managed by the Santa Clara Valley Water District (SCVWD), remained comparable to the 30-year average level. On December 28, 2009, SCVWD's 10 reservoirs were 42.3% full with 71,527 acre-feet of water in storage. The rainfall from July 1, 2009 to December 28, 2009 was approximately 114% of the 30-year average. In addition, the rainfall at San Jose Water Company's Lake Elsman was measured at 22.10 inches for the period from July 1, 2009 through December 31, 2009, which is 142% of the five-year average. The delivery of California state and federal contract water to SCVWD may be reduced in 2010, resulting in comparable reductions to target deliveries to retail agencies. San Jose Water Company believes that its various sources of water supply, including an increased reliance on groundwater, will be sufficient to meet customer demand in 2010.

The continuing dry weather in California and concerns about the San Joaquin-Sacramento River Delta prompted Governor Schwarzenegger on June 3, 2008 to issue an Executive Order (S-06-08) declaring a state-wide water emergency. The order directed state agencies to take immediate action to address drought conditions and water delivery reductions that may exist by expediting grant programs, technical assistance, and water conservation outreach. The order did not mandate water use restrictions or reductions.

On December 15, 2008, the U.S. Fish and Wildlife Service issued a new Biological Opinion (BiOp) and Incidental Take Statement for the Central Valley Project (CVP) and the State Water Project (SWP) on the Delta smelt. The operating requirements of BiOp replaced the interim remedy ordered by Federal Judge Oliver Wanger in December 2007. The BiOp prescribes a range of operational criteria that are determined based on hydrology, fish distribution, abundance, and other factors. Under a "most likely" scenario, the California Department of Water Resources (DWR) and United States Bureau of Reclamation (USBR) estimate that SWP and CVP supplies to SCVWD could be reduced by approximately 17% to 18% of the supply amount they currently receive. Under a "worst case" BiOp scenario, SWP and CVP supplies to SCVWD could be reduced by approximately 32% to 33% of the current supply amount they receive. In addition, while there is some overlap with the California Fish & Game Commission's restrictions to protect longfin smelt, the longfin pumping restrictions, if triggered, could cause significant supply impacts beyond those estimated to comply with Delta smelt requirements.

On March 24, 2009, the SCVWD board of directors unanimously passed a resolution calling for a mandatory 15% reduction in water use, which has been extended through June 2010. To effect water restrictions, SCVWD must work with other political subdivisions that possess the authority to enact and enforce drought ordinances in order to effect such restrictions. San Jose Water Company worked with the CPUC to develop its water conservation plan to comply with the call for a 15% reduction in water use. The CPUC approved the plan, which became effective on August 12, 2009 and will remain in effect through June 2010.

Except for a few isolated cases when service had been interrupted or curtailed because of power or equipment failures, construction shutdowns, or other operating difficulties, San Jose Water Company has not had any interrupted or imposed mandatory curtailment of service to any type or class of customer with the exception of the summer of 1989 through March 1993, when rationing was imposed intermittently on customers at the request of SCVWD.

California faces long-term water supply challenges. San Jose Water Company actively works with SCVWD to meet the challenges by continuing to educate customers on responsible water use practices and to conduct long-range water supply planning.

CLWSC's water supply consists of groundwater from wells and purchased raw water from the Guadalupe-Blanco River Authority ("GBRA"). CLWSC has long-term agreements with GBRA, which expire in 2044 and 2050. The agreements provide CLWSC with 6,700 acre-feet of water per year from Canyon Lake at prices to be adjusted periodically by GBRA.

Please also see further discussion under Item 1A, "Risk Factors" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Franchises

Franchises granted by local jurisdictions permit the Water Utility Services to construct, maintain, and operate a water distribution system within the streets and other public properties of a given jurisdiction. San Jose Water Company holds the necessary franchises to provide water in portions of the cities of San Jose and Cupertino and in the cities of Campbell, Monte Sereno and Saratoga, the town of Los Gatos and the unincorporated areas of Santa Clara County. None of the franchises have a termination date, other than the franchise for the unincorporated areas of Santa Clara County, which terminates in 2020.

Seasonal Factors

Water sales are seasonal in nature and influenced by weather conditions. The timing of precipitation and climatic conditions can cause seasonal water consumption by residential customers to vary significantly. Demand for water is generally lower during the cooler and rainy winter months. Demand increases in the spring when the temperature rises and the rain ends.

Competition

San Jose Water Company and CLWSC are public utilities regulated by the CPUC and TCEQ, respectively, and operate within a service area approved by the regulators. The statutory laws provide that no other investor-owned public utility may operate in the public utilities' service areas without first obtaining from the regulator a certificate of public convenience and necessity. Past experience shows such a certificate will be issued only after demonstrating that service in such area is inadequate.

California law also provides that whenever a public agency constructs facilities to extend utility service to the service area of a privately-owned public utility, like San Jose Water Company, such an act constitutes the taking of property and is conditioned upon payment of just compensation to the private utility.

Under the statutory constitution, municipalities, water districts and other public agencies have been authorized to engage in the ownership and operation of water systems. Such agencies are empowered to condemn properties operated by privately-owned public utilities upon payment of just compensation and are further authorized to issue bonds (including revenue bonds) for the purpose of acquiring or constructing water systems. To the company's knowledge, no municipality, water district or other public agency has pending any action to condemn any part of its water systems.

Environmental Matters

The Water Utility Services' procedures produce potable water in accordance with all applicable county, state and federal environmental rules and regulations. Additionally, public utilities are subject to environmental regulation by various other state and local governmental authorities.

The Water Utility Services are currently in compliance with all of the United States Environmental Protection Agency's (the "EPA") surface water treatment performance standards, drinking water standards for disinfection by-products and primary maximum contaminant levels. These standards have been adopted and are enforced by the California Department of Public Health ("CDPH") and the TCEQ for San Jose Water Company and CLWSC, respectively.

Other state and local environmental regulations apply to the Water Utility Services operations and facilities. These regulations relate primarily to the handling, storage and disposal of hazardous materials and discharges to waterways. As part of routine replacement of infrastructure, San Jose Water Company identified legacy equipment containing mercury which had leaked into the surrounding soil. San Jose Water Company has determined there is no risk of contamination to the water supply, has notified the appropriate authorities and is also working with an environmental consulting firm to remediate the effected area and assess other potential sites. SJW Corp. believes there will be no material financial impact.

San Jose Water Company is currently in compliance with all state and local regulations governing hazardous materials, point and non-point source discharges and the warning provisions of the California Safe Drinking Water and Toxic Enforcement Act of 1986. Please also see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Employees

As of December 31, 2009, SJW Corp. had 375 employees, of whom 337 were San Jose Water Company employees and 38 were CLWSC employees. At San Jose Water Company, 99 were executive, administrative or supervisory personnel, and 238 were members of unions. On October 20, 2009, San Jose Water Company reached a one-year collective bargaining agreement with the Utility Workers of America, representing the majority of all employees, and the International Union of Operating Engineers, representing certain employees in the engineering department, covering the period from January 1, 2010 through December 31, 2010. The agreements include no wage adjustment for union workers for the calendar year 2010 or benefit modifications. As of December 31, 2009, CLWSC had 38 employees, of whom 9 were exempt and 29 were non-exempt employees. Non-exempt employees are subject to overtime but are not union represented.

Officers of the Registrant

Name	Age	Offices and Experience
G.J. Belhumeur	64	San Jose Water Company—Senior Vice President, Operations. Mr. Belhumeur has served as Senior Vice President of Operations since 2004. From 1996 to 2003, Mr. Belhumeur was Vice President of Operations. Mr. Belhumeur has been with San Jose Water Company since 1970.
D. Drysdale	54	San Jose Water Company—Vice President, Information Systems. Mr. Drysdale has served as Vice President of Information Systems since 2000. From 1998 to 1999, Mr. Drysdale was Director of Information Systems. From 1994 to 1998, Mr. Drysdale was Data Processing Manager. Mr. Drysdale joined San Jose Water Company in 1992.
D.A. Green	47	SJW Corp.—Chief Financial Officer and Treasurer. Mr. Green has served as Chief Financial Officer and Treasurer since August 11, 2008. He is also Chief Financial Officer and Treasurer of San Jose Water Company, SJW Land Company, SJWTX, Inc. and Texas Water Alliance Limited. From 2006 to 2008, Mr. Green served as the Chief Financial Officer, Treasurer and Vice President for Specialized Health Products International, Inc. From 2003 to 2006, Mr. Green served as the Managing Director of Investment Banking for Duff & Phelps, LLC.
C.S. Giordano	53	San Jose Water Company—Officer, Chief Engineer. Mr. Giordano has served as Chief Engineer since January 2008. From June 2007 to January 2008, Mr. Giordano was Chief Engineer. From August 2000 to June 2007, Mr. Giordano was Director of Engineering and Construction. From January 1994 to August 2000, Mr. Giordano was Assistant Chief Engineer. Mr. Giordano has been with San Jose Water Company since 1994.
P. L. Jensen	50	San Jose Water Company—Vice President, Regulatory Affairs. Mr. Jensen has served as Vice President of Regulatory Affairs since July 2007. From 1995 to July 2007, Mr. Jensen was Director of Regulatory Affairs. Mr. Jensen has been with San Jose Water Company since 1995.
S. Papazian	34	SJW Corp.—Corporate Secretary and Attorney. Ms. Papazian has served as Corporate Secretary and Attorney for SJW Corp. and San Jose Water Company since February 14, 2005. She is also Corporate Secretary of SJW Land Company, SJWTX, Inc. and Texas Water Alliance Limited. She was admitted to the California State Bar in January 2000 and thereafter was an Associate Attorney at The Corporate Law Group from March 2000 until February 2005.

Name	Age	Offices and Experience
W.R. Roth	57	SJW Corp.—President and Chief Executive Officer of SJW Corp., San Jose Water Company, SJW Land Company, SJWTX, Inc. and Texas Water Alliance Limited. Mr. Roth was appointed Chief Executive Officer of SJW Corp. in 1999 and President in 1996. Mr. Roth has been with San Jose Water Company since 1990.
W. Avila-Walker	46	San Jose Water Company—Controller. Ms. Avila-Walker has served as Controller since September 21, 2009. From August 2008 to September 2009, Ms. Avila-Walker served as Director of Compliance. From May 2005 to May 2008, Ms. Avila-Walker served as Director of Reporting and Finance.
A. Yip	56	SJW Corp.—Executive Vice President of Finance. Ms. Yip has served as Executive Vice President of Finance for SJW Corp. and San Jose Water Company since August 2008. From October 1996 to August 2008, Ms. Yip served as Chief Financial Officer and Treasurer of SJW Corp., and Senior Vice President of Finance, Chief Financial Officer and Treasurer of San Jose Water Company since April 2004. From January 1999 to April 2004, Ms. Yip served as Vice President of Finance, Chief Financial Officer and Treasurer of San Jose Water Company. She is also Executive Vice President, Finance of SJWTX, Inc., SJW Land Company and Texas Water Alliance Limited. Ms. Yip has been with San Jose Water Company since 1986. Ms. Yip is a certified public accountant.
R.S. Yoo	59	San Jose Water Company—Chief Operating Officer. Mr. Yoo has served as Chief Operating Officer since July 2005. From April 2003 to July 2005, Mr. Yoo was Senior Vice President of Administration. From April 1996 to April 2003, Mr. Yoo was Vice President of Water Quality. Mr. Yoo has served as President of Crystal Choice Water Service LLC from January 2001 to August 2005 and Manager from January 2001 to January 2007. Mr. Yoo was appointed Vice President of SJWTX, Inc. from September 2005 to April 2008. Mr. Yoo has been with San Jose Water Company since 1985.

Financial Information about Foreign and Domestic Operations and Export Sales

SJW Corp.'s revenue and expense are derived substantially from Water Utility Services' operations located in the County of Santa Clara in the State of California and Comal County in the State of Texas.

Website Access to Reports

SJW Corp.'s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, are made available free of charge through SJW Corp.'s website at *http://www.sjwater.com*, as soon as reasonably practicable, after SJW Corp. electronically files such material with, or furnishs such material to, the SEC. The content of SJW Corp.'s website is not intended to be incorporated by reference or part of this report.

Item 1A. *Risk Factors*

Investors should carefully consider the following risk factors and warnings before making an investment decision. The risks described below are not the only ones facing SJW Corp. Additional risks that SJW Corp. does not yet know of or that it currently thinks are immaterial may also impair its business operations. If any of the following risks actually occur, SJW Corp.'s business, operating results or financial condition could be materially harmed. In such case, the trading price of SJW Corp.'s common stock could decline and you may lose all or part of your investment. Investors should also refer to the other information set forth in this Form 10-K, including the financial statements and the notes thereto.

The business of SJW Corp. and its subsidiaries may be adversely affected by new and changing legislation, policies and regulations.

New legislation and changes in existing legislation by federal, state and local governments and administrative agencies can affect the operations of SJW Corp. and its subsidiaries. San Jose Water Company and CLWSC are regulated public utilities. The operating revenue of San Jose Water Company results from the sale of water at rates authorized by the CPUC. The operating revenue of CLWSC results from the sale of water at rates authorized by the TCEQ. The CPUC and TCEQ set rates that are intended to provide revenues sufficient to recover operating expenses and produce a reasonable return on common equity. Please refer to Part I, Item 1, "Regulation and Rates" for a discussion of the most recent rate cases for San Jose Water Company, which has a three year rate case, and CLWSC, which has a one year rate case. Although the Water Utility Services believe that the rates currently in effect provide it with a reasonable rate of return, there is no guarantee such rates will be sufficient to provide a reasonable rate of return in the future. There is no guarantee that the Water Utility Service's future rate filings will be able to obtain a satisfactory rate of return in a timely manner. If the rates for the Water Utility Services are too low, our revenues may be too low to cover the Water Utility Services' operating expenses, capital requirements and SJW Corp.'s historical dividend rate.

In addition, the Water Utility Services rely on policies and regulations promulgated by the regulators in order to recover capital expenditures, maintain favorable treatment on gains from the sale of real property, offset its production and operating costs, recover the cost of debt, maintain an optimal equity structure without over-leveraging, and have financial and operational flexibility to engage in non-tariffed operations. If the regulators implement policies and regulations that will not allow San Jose Water Company and CLWSC to accomplish some or all of the items listed above, the Water Utility Services future operating results may be adversely affected.

Recovery of regulatory assets is subject to adjustment by the regulatory agency and could impact the operating results of the Water Utility Services.

Generally accepted accounting principles for water utilities include the recognition of regulatory assets and liabilities as permitted by FASB ASC Topic 980—"Regulated Operations." In accordance with ASC Topic 980, the Water Utility Services record deferred costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that these costs and credits will be recovered in the ratemaking process in a period different from when the costs and credits were incurred. If the assessment of the probability of recovery in the ratemaking process is incorrect and the applicable ratemaking body determines that a deferred cost is not recoverable through future rate increases, the regulatory assets or liabilities would need to be adjusted, which could have an adverse effect on our financial results.

Changes in water supply, water supply costs or the mix of water supply could adversely affect the operating results and business of the Water Utility Services.

San Jose Water Company's supply of water primarily relies upon three main sources: water purchased from SCVWD, surface water from its Santa Cruz Mountains Watershed, and pumped underground water. Changes and variations in quantities from each of these three sources affect the overall mix of the water supply, thereby affecting the cost of the water supply. Surface water is the least costly source of water. If there is an adverse change to the mix of water supply and San Jose Water Company is not allowed by the CPUC to recover the additional or increased water supply costs, its operating results may be adversely affected.

SCVWD receives an allotment of water from state and federal water projects. If San Jose Water Company has difficulties obtaining a high quality water supply from SCVWD due to availability, environmental, legal or other restrictions (see also Part I, Item 1, "Water Supply"), it may not be able to fully satisfy customer demand in its service area and its operating results and business may be adversely affected. Additionally, the availability of water from San Jose Water Company's Santa Cruz Mountains Watershed depends on the weather and fluctuates with each season. In a normal year, surface water supply provides 6% to 8% of the total water supply of the system. In a season with little rainfall, water supply from surface water sources may be low, thereby causing San Jose Water Company to increase the amount of water purchased from outside sources at a higher cost than surface water, thus increasing water production costs.

In addition, San Jose Water Company's ability to use surface water is subject to regulations regarding water quality and volume limitations. If new regulations are imposed or existing regulations are changed or given new interpretations, the availability of surface water may be materially reduced. A reduction in surface water could result in the need to procure more costly water from other sources, thereby increasing overall water production costs and adversely affecting the operating results of San Jose Water Company.

Because the extraction of water from the groundwater basin and the operation of the water distribution system require a significant amount of energy, increases in energy prices could increase operating expenses of San Jose Water Company. In the aftermath of the attempt to deregulate the California energy market, energy costs still remain in flux, with resulting uncertainty in San Jose Water Company's ability to contain energy costs into the future.

San Jose Water Company continues to utilize Pacific Gas & Electric's time of use rate schedules to minimize its overall energy costs primarily for groundwater pumping. During the winter months, typically 90% or more of the groundwater is produced during off-peak hours when electrical energy is consumed at the lowest rates. Optimization and energy management efficiency is achieved through the implementation of Supervisory Control and Data Acquisition system software applications that control pumps based on demand and cost of energy. An increase in demand or a reduction in the availability of surface water or import water could result in the need to pump more water during peak hours adversely affecting the operating results of San Jose Water Company.

CLWSC's primary water supply is 6,700 acre-feet of water which is pumped from Canyon Lake at two lake intakes, in accordance with the terms of its contracts with the GBRA, which are long-term take-or-pay contracts. This supply is supplemented by groundwater pumped from wells. Texas, similar to California, faces similar operating challenges as described above and long-term water supply constraints. (See also Part I, Item 1, "Water Supply")

Fluctuations in customer demand for water due to seasonality, restrictions of use, weather, and lifestyle can adversely affect operating results.

The Water Utility Services' operations are seasonal. Thus, results of operations for one quarter do not indicate results to be expected in subsequent quarters. Rainfall and other weather conditions also affect the operations of the Water Utility Services. Most water consumption occurs during the third quarter of each year when weather tends to be warm and dry. In drought seasons, if customers are encouraged and required to conserve water due to a shortage of water supply or restriction of use, revenue tends to be lower. Similarly, in unusually wet seasons, water supply tends to be higher and customer demand tends to be lower, again resulting in lower revenues. Furthermore, certain lifestyle choices made by customers can affect demand for water. For example, a significant portion of residential water use is for outside irrigation of lawns and landscaping. If there is a decreased desire by customers to maintain landscaping for their homes, residential water demand could decrease, which may result in lower revenues. Conservation efforts and construction codes, which require the use of low-flow plumbing fixtures, could diminish water consumption and result in reduced revenue. (See also Part I, Item 1, "Water Supply")

A contamination event or other decline in source water quality could affect the water supply of the Water Utility Services and therefore adversely affect the business and operating results.

The Water Utility Services are required under environmental regulations to comply with water quality requirements. Through water quality compliance programs, the Water Utility Services continually monitor for contamination and pollution of its sources of water. In addition, a Watershed Management Program provides a proactive approach to minimize potential contamination activities. There can be no assurance that SJW Corp.

will continue to comply with all applicable water quality requirements. In the event a contamination is detected, the Water Utility Services will either have to commence treatment to remove the contaminant or procure water from an alternative source. Either of these results may be costly, may increase future capital expenditures and there can be no assurance that the regulators would approve a rate increase to enable us to recover the costs arising from these remedies.

The Water Utility Services are subject to litigation risks concerning water quality and contamination.

Although the Water Utility Services have not been and are not a party to any environmental and product-related lawsuits, such lawsuits against other water utilities have increased in frequency in recent years. If the Water Utility Services are subject to an environmental or product-related lawsuit, they might incur significant legal costs and it is uncertain whether they would be able to recover the legal costs from ratepayers or other third parties. Although the Water Utility Services have product liability insurance coverage for bodily injury and property damage, pollution is excluded from this coverage. In addition, our pollution liability policy does not extend coverage for product liability.

New or more stringent environmental regulations could increase the Water Utility Services' operating costs and affect its business.

The Water Utility Services' operations are subject to water quality and pollution control regulations issued by the EPA and environmental laws and regulations administered by the respective states and local regulatory agencies.

Stringent environmental and water quality regulations could increase the Water Utility Services' water quality compliance costs, hamper the Water Utility Services' available water supplies, and increase future capital expenditure.

Under the federal Safe Drinking Water Act, the Water Utility Services are subject to regulation by the EPA of the quality of water it sells and treatment techniques it uses to make the water potable. The EPA promulgates nationally applicable standards, including maximum contaminant levels for drinking water. The Water Utility Services are currently in compliance with all of the primary maximum contaminant levels promulgated to date. Additional or more stringent requirements may be adopted by each state. There can be no assurance that the Water Utility Services will be able to continue to comply with all water quality requirements.

The Water Utility Services have implemented monitoring activities and installed specific water treatment improvements enabling it to comply with existing maximum contaminant levels and plan for compliance with future drinking water regulations. However, the EPA and the respective state agencies have continuing authority to issue additional regulations under the Safe Drinking Water Act. It is possible that new or more stringent environmental standards could be imposed that will raise the Water Utility Services' operating costs. Future drinking water regulations may require increased monitoring, additional treatment of underground water supplies, fluoridation of all supplies, more stringent performance standards for treatment plants and procedures to further reduce levels of disinfection by-products. The Water Utility Services continues to seek mechanisms for recovery of government-mandated environmental compliance costs. There are currently limited regulatory mechanisms and procedures available to the company for the recovery of such costs and there can be no assurance that such costs will be fully recovered.

Costs associated with security precautions may have an adverse effect on the operating results of the Water Utility Services.

Water utility companies have generally been on a heightened state of alert since the threats to the nation's health and security in September of 2001. San Jose Water Company has taken steps to increase security at its water utility facilities and continues to implement a comprehensive security upgrade program for production and storage facilities, pump stations and company buildings. San Jose Water Company also coordinates security and planning information with SCVWD, other Bay Area water utilities and various governmental and law enforcement agencies.

San Jose Water Company conducted a system-wide vulnerability assessment in compliance with federal regulations Public Law 107-188 imposed on all water utilities. The assessment report was filed with the EPA on March 31, 2003. San Jose Water Company has also actively participated in the security vulnerability assessment training offered by the American Water Works Association Research Foundation and the EPA.

The vulnerability assessment identified system security enhancements that impact water quality, health, safety, and continuity of service totaling approximately $2,300,000. These improvements were incorporated into the capital budgets and were completed as of December 31, 2006. San Jose Water Company has and will continue to bear costs associated with additional security precautions to protect its water utility business and other operations. While some of these costs are likely to be recovered in the form of higher rates, there can be no assurance that the CPUC will approve a rate increase to recover all or part of such costs and, as a result, the company's operating results and business may be adversely affected.

CLWSC evaluated its security measures and has completed and implemented a new risk management plan. As a result, CLWSC replaced all building and chemical vessel locks, installed new fences at the Park Shores Water Treatment Plant and several wells, repaired fences at other well sites, improved exterior lighting at the water treatments plants and installed new network firewalls for its computer systems.

The Water Utility Services rely on information technology and systems that are key to business operations, therefore a disruption in service could adversely effect business operations.

Information technology is key to the operation of the Water Utility Services, including but not limited to bill remittance processing, providing customer service and the use of Supervisory Control and Data Acquisition systems to operate the distribution system. A disruption of a business system that supports any of these functions could significantly impact our ability to provide services to our customers and could adversely affect our operating results.

SJW Land Company's significant increase in its real estate portfolio.

SJW Land Company owns a diversified real estate portfolio in multiple states. The risks in investing directly in real estate vary depending on the investment strategy and investment objective.

- Liquidity risk—real estate investment is illiquid. The lag time to build or reduce its portfolio is long.
- Obsolescence risk—real estate property is location specific. Location obsolescence can occur due to a decline of a particular sub-market or neighborhood. Functional obsolescence can also occur from physical depreciation, wear and tear, and other architectural and physical features which could be curable or incurable.
- Market and general economic risks—real estate investment is tied to overall domestic economic growth and, therefore, carries market risk which cannot be eliminated by diversification. Generally, all property types benefit from national economic growth, though the benefits range according to local factors, such as local supply and demand and job creation. Because real estate leases are typically staggered and last for multiple years, there is generally a lag effect in the performance of real estate in relation to the overall economy. This lag effect can insulate or deteriorate the financial impact to SJW Land Company in a downturn or an improved economic environment.

  Vacancy rates can climb and market rents can be impacted and weakened by general economic forces, therefore affecting income to SJW Land Company.

  The value of real estate can drop materially due to a deflationary market, decline in rental income, market cycle of supply and demand, long lag time in real estate development, legislative and governmental actions, environmental concerns, and fluctuation of interest rates, eroding any unrealized capital appreciation and, potentially, invested capital.

- Concentration/Credit risk—the risk of a tenant declaring bankruptcy and seeking relief from its contractual rental obligation could affect the income and the financial results of SJW Land Company. Diversification of many tenants across many properties may mitigate the risk, but can never eliminate it. This risk is most prevalent in a recessionary environment.

The success of SJW Land Company's real estate investment strategy depends largely on ongoing local, state and federal land use development activities and regulations, future economic conditions, the development and fluctuations in the sale of the undeveloped properties, the ability to identify the developer/potential buyer of the available for sale real estate, the timing of the transaction, favorable tax law, the ability to identify and acquire high quality, relatively low risk replacement property at reasonable terms and conditions, and the ability to maintain and manage the replacement property.

The water utility business requires significant capital expenditures that are dependent on our ability to secure appropriate funding. If SJW Corp. is unable to obtain sufficient capital or if the rates at which we borrow increase, there would be a negative impact on our results of operations.

The water utility business is capital-intensive. In 2009 and 2008, we spent $57,300,000 and $68,900,000, respectively, for additions to, or replacements of, property, plant and equipment for our Water Utility Services and we plan to spend $91,500,000 in 2010. SJW Corp. funds these expenditures through a variety of sources, including cash received from operations, funds received from developers as contributions or advances and borrowing. SJW Corp. relies upon a line of credit, which will expire on June 1, 2010, to fund capital expenditures in the short term and has historically issued long-term debt to refinance the short-term debt. We cannot provide any assurance that the historical sources of funds for capital expenditures will continue to be adequate or that the cost of funds will remain at levels permitting us to earn a reasonable rate of return. A significant change in any of the funding sources could impair the ability of the Water Utility Services to fund its capital expenditures, which could impact our ability to grow our utility asset base and earnings. Any increase in the cost of capital through higher interest rates or otherwise could adversely affect our results of operations.

Our ability to borrow funds may be affected by the ongoing national and international financial crisis. Disruptions in the capital and credit markets or further deteriorations in the strength of financial institutions could adversely affect SJW Corp.'s ability to draw on its line of credit, replace the line of credit following its expiration or place long-term debt. In addition, government policies, the state of the credit markets and other factors could result in increased interest rates, which would increase SJW Corp.'s cost of capital.

Other factors that could affect operating results.

Other factors that could adversely affect the operating results of SJW Corp. and its subsidiaries include the following:

- SJW Corp.'s growth strategy depends on its ability to acquire water systems in order to broaden its service areas, SJW Land Company's ability to continue to develop and invest in real estate investments at favorable terms, and San Jose Water Company's ability to continue to broaden and expand its nonregulated contract services in the metropolitan San Jose area. The execution of SJW Corp.'s growth strategy will expose it to different risks than those associated with the current utility operations. Costs are incurred in connection with the execution of the growth strategy and risks are involved in potential integration of acquired businesses/properties which could require significant costs and cause diversion of management's time and resources. Any future acquisition SJW Corp. decides to undertake may involve risks and have a material adverse effect on SJW Corp.'s core business, impact SJW Corp.'s ability to finance its business and affect its compliance with regulatory requirements. Any businesses SJW Corp. acquires may not achieve sales, customer growth and projected profitability that would justify the investment. Any difficulties SJW Corp. encounters in the integration process, including the integration of controls necessary for internal control and financial reporting, could interfere with its operations, reduce its operating margins and adversely affect its internal controls.

- The level of labor and non-labor operating and maintenance expenses as affected by inflationary forces and collective bargaining power could adversely affect the operating and maintenance expenses of SJW Corp.
- The City of Cupertino lease operation could be adversely affected by: (1) the level of capital requirements, (2) the ability of San Jose Water Company to raise rates through the Cupertino City Council, and (3) the level of operating and maintenance expenses.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

The properties of San Jose Water Company consist of a unified water production system located in the County of Santa Clara in the State of California. In general, the property is comprised of franchise rights, water rights, necessary rights-of-way, approximately 7,000 acres of land held in fee (which is primarily non-developable watershed), impounding reservoirs with a capacity of approximately 2.256 billion gallons, diversion facilities, wells, distribution storage of approximately 250 million gallons, and all water facilities, equipment, office buildings and other property necessary to supply its customers.

San Jose Water Company maintains all of its properties in good operating condition in accordance with customary practice for a water utility. San Jose Water Company's groundwater pumping stations have a production capacity of approximately 256 million gallons per day and the present capacity for taking purchased water is approximately 172 million gallons per day. The surface water collection system has a physical delivery capacity of approximately 35 million gallons per day. During 2009, a maximum and average of 179 million gallons and 124 million gallons of water per day, respectively, were delivered to the system.

The Water Utility Services hold all its principal properties in fee, subject to current tax and assessment liens, rights-of-way, easements, and certain minor defects in title which do not materially affect their use.

SJW Land Company owns approximately 92 acres of property in the states of Connecticut, Florida, Texas, Arizona and Tennessee and approximately five undeveloped acres of land and two acres of land with commercial properties primarily in the San Jose metropolitan area. One of the two commercial buildings in San Jose, California is owned by SJW Land Company, which has a 70% limited partnership interest in 444 West Santa Clara Street, L.P., a real estate limited partnership that owns and operates an office building. SJW Land Company consolidates its limited partnership interest in 444 West Santa Clara Street, L.P. as a variable interest entity within the scope of FASB ASC Topic 810—"Consolidation." The following table is a summary of SJW Land Company properties described above:

				Percentage as of December 31, 2009 of SJW Land Company	
Description	**Location**	**Acreage**	**Square Footage**	**Revenue**	**Expense**
2 Commercial buildings	San Jose, California	2	28,000	23%	12%
Warehouse building	Windsor, Connecticut	17	170,000	20%	10%
Warehouse building	Orlando, Florida	8	147,000	11%	6%
Retail building	El Paso, Texas	2	14,000	8%	1%
Warehouse building	Phoenix, Arizona	11	176,000	22%	9%
Warehouse building	Knoxville, Tennessee	29	346,000	10%	39%
Commercial building	Knoxville, Tennessee	15	135,000	6%	23%
Undeveloped land	Knoxville, Tennessee	10	N/A	N/A	N/A
Undeveloped land	San Jose, California	5	N/A	N/A	N/A

Item 3. *Legal Proceedings*

SJW Corp. is subject to litigation incidental to its business. However, there are no pending legal proceedings to which SJW Corp. or any of its subsidiaries is a party or to which any of its properties is the subject that are expected to have a material effect on SJW Corp.'s financial position, results of operations or cash flows.

Item 4. *Reserved*

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

SJW Corp.'s common stock is traded on the New York Stock Exchange under the symbol SJW. Information as to the high and low sales prices for SJW Corp.'s common stock for each quarter in the 2009 and 2008 fiscal years is contained in the section captioned "Market price range of stock" in the tables set forth in Note 16 of "Notes to Consolidated Financial Statements" in Part II, Item 8.

As of December 31, 2009, there were 503 record holders of SJW Corp.'s common stock.

Dividends

Dividends have been paid on SJW Corp.'s and its predecessor's common stock for 265 consecutive quarters and the annual dividend amount has increased in each of the last 42 years. Additional information as to the cash dividends paid on common stock in 2009 and 2008 is contained in the section captioned "Dividend per share" in the tables set forth in Note 16 of "Notes to Consolidated Financial Statements" in Part II, Item 8. Future dividends will be determined by the Board of Directors after consideration of various financial, economic and business factors.

Five-Year Performance Graph

The following performance graph compares the changes in the cumulative shareholder return on SJW Corp.'s common stock with the cumulative total return on the Water Utility Index and the Standard & Poor's 500 Index during the last five years ended December 31, 2009. The comparison assumes $100 was invested on December 31, 2004 in SJW Corp.'s common stock and in each of the foregoing indices and assumes reinvestment of dividends.



SJW CORP. FIVE YEAR CUMULATIVE TOTAL RETURN
12/31/05 - 12/31/09
320
280
240
200
160
120
80
DOLLARS
2005
2006
2007
2008
2009
Years
SJW
Water Utility Index
S&P500

The following descriptive data is supplied in accordance with Rule 304(d) of Regulation S-T:

	2004	2005	2006	2007	2008	2009
SJW Corp.	100	128	223	203	180	139
Water Utility Index	100	128	126	119	109	106
S&P500	100	105	121	128	81	102

The Water Utility Index is the 12 water company Water Utility Index prepared by Wells Fargo.

Item 6. ***Selected Financial Data***

FIVE YEAR STATISTICAL REVIEW
SJW Corp. and Subsidiaries

	2009	2008	2007	2006	2005
CONSOLIDATED RESULTS OF OPERATIONS (in thousands)					
Operating revenue	$ 216,097	220,347	206,601	189,238	180,105
Operating expense:					
Purchased water	45,317	48,291	48,596	44,896	44,953
Power	6,582	7,559	7,532	5,170	4,318
Groundwater extraction charges	31,635	34,368	30,141	18,737	17,362
Administrative and general	27,658	23,688	22,334	21,108	20,697
Other	17,861	16,390	14,907	15,095	14,183
Maintenance	13,172	13,123	11,628	10,189	9,475
Property taxes and other nonincome taxes	8,549	6,793	6,307	5,893	5,673
Depreciation and amortization	25,643	24,043	22,854	21,299	19,654
Income taxes	10,280	13,198	12,549	15,298	14,773
Total operating expense	186,697	187,453	176,848	157,685	151,088
Operating income	29,400	32,894	29,753	31,553	29,017
Interest expense, other income and deductions	(14,229)	(11,433)	(10,430)	7,028	(7,177)
Net income	15,171	21,461	19,323	38,581	21,840
Dividends paid	12,202	11,875	11,089	10,549	9,777
Invested in the business	$ 2,969	9,586	8,234	28,032	12,063
CONSOLIDATED PER SHARE DATA (BASIC)					
Net income	$ 0.82	1.17	1.05	2.11	1.20
Dividends paid	$ 0.66	0.65	0.60	0.57	0.53
Shareholders' equity at year-end	$ 13.67	13.81	12.92	12.48	10.73
CONSOLIDATED BALANCE SHEET (in thousands)					
Utility plant and intangible assets	$ 944,026	878,743	816,310	740,419	664,117
Less accumulated depreciation and amortization	298,921	272,562	255,025	234,173	208,909
Net utility plant	645,105	606,181	561,285	506,246	455,208
Net real estate investment	80,812	82,489	84,195	40,565	34,850
Total assets	878,474	850,877	767,326	705,864	587,709
Capitalization:					
Shareholders' equity	252,756	254,326	236,934	228,182	195,908
Long-term debt	246,879	216,613	216,312	163,648	145,279
Total capitalization	$ 499,635	470,939	453,246	391,830	341,187
OTHER STATISTICS—WATER UTILITY SERVICES					
Average revenue per customer	$ 919.95	914.46	860.23	809.56	792.08
Investment in utility plant per customer	$ 4,019	3,751	3,499	3,196	2,986
Unaudited					
Customers at year-end	234,900	234,300	233,300	231,700	222,400
Miles of main at year-end	2,881	2,814	2,743	2,739	2,447
Water production (million gallons)	47,900	51,961	51,922	49,302	48,198
Maximum daily production (million gallons)	192	204	205	229	201
Population served (estimate)	1,058,800	1,056,100	1,051,600	1,044,400	1,002,400

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Description of Business

SJW Corp. is a publicly traded company and is a holding company with four subsidiaries:

San Jose Water Company, a wholly owned subsidiary, is a public utility in the business of providing water service to approximately 226,000 connections that serve a population of approximately one million people in an area comprising approximately 142 square miles in the metropolitan San Jose, California area. The United States water utility industry is largely fragmented and is dominated by municipal-owned water systems. The water industry is regulated, and provides a life-sustaining product. This makes water utilities subject to lower business cycle risks than nonregulated industries.

SJW Land Company, a wholly owned subsidiary, owns undeveloped land in the states of California and Tennessee, owns and operates commercial buildings in the states of California, Florida, Connecticut, Texas, Arizona and Tennessee and has a 70% limited partnership interest in 444 West Santa Clara Street, L.P.

SJWTX, Inc., a wholly owned subsidiary of SJW Corp., was incorporated in the State of Texas in 2005. SJWTX, Inc. is doing business as Canyon Lake Water Service Company (CLWSC). CLWSC is a public utility in the business of providing water service to approximately 9,000 connections that serve approximately 36,000 people in western Comal County and southern Blanco County. The company's service area comprises more than 237 square miles in the growing region between San Antonio and Austin.

TWA, a wholly owned subsidiary of SJW Corp., is undertaking activities that are necessary to develop a water supply project in Texas.

SJW Corp. also owns 1,099,952 shares or approximately 5% of California Water Service Group as of December 31, 2009.

Business Strategy

SJW Corp. focuses its business initiatives in four strategic areas:

(1) Regional regulated water utility operations.

(2) Regional nonregulated water utility related services provided in accordance with the guidelines established by the CPUC.

(3) Out-of-region water and utility related services, primarily in the Western United States.

(4) Real estate investment activities in SJW Land Company.

SJW Corp. cannot be certain it will be successful in consummating any strategic business acquisitions relating to such opportunities noted above. In addition, any transaction will involve numerous risks. Some of the risks include the possibility of paying more than the value derived from the acquisition, the assumption of certain known and unknown liabilities related to the acquired assets, the risk of diverting management's attention from day-to-day operations of the business, the potential for a negative impact to SJW Corp.'s financial position and operating results, the risks of entering markets in which SJW Corp. has no or limited direct prior experience and the potential loss of key employees of any acquired company. SJW Corp. cannot be certain that any transaction will be successful and will not materially harm its operating results or financial condition.

Regional Regulated Activities

SJW Corp.'s regulated utility operation is conducted through San Jose Water Company and CLWSC. SJW Corp. plans and applies a diligent and disciplined approach to maintaining and improving its water system infrastructure. It also seeks to acquire regulated water systems adjacent to or near its existing service territory.

Regional Nonregulated Activities

Operating in accordance with guidelines established by the CPUC, San Jose Water Company provides nonregulated water services under agreements with municipalities and other utilities. Nonregulated services include full water system operations and billing and cash remittance services.

San Jose Water Company also seeks appropriate nonregulated business opportunities that complement its existing operations or that allow it to extend its core competencies beyond existing operations. San Jose Water Company seeks opportunities to fully utilize its capabilities and existing capacity by providing services to other regional water systems, benefiting its existing regional customers through increased efficiencies.

Out-of-Region Opportunities

SJW Corp. also from time to time pursues opportunities to participate in out-of-region water and utility related services, particularly regulated water businesses, in the Western United States. SJW Corp. evaluates out-of-region and out-of-state opportunities that meet SJW Corp.'s risk and return profile.

The factors SJW Corp. considers in evaluating such opportunities include:

- regulatory environment;
- synergy potential;
- general economic conditions;
- potential profitability;
- additional growth opportunities within the region;
- water supply, water quality and environmental issues; and
- capital requirements.

Real Estate Investment

SJW Land Company's real estate investments diversify SJW Corp.'s asset base and balances SJW Corp.'s concentration in regulated assets. SJW Land Company implements its real estate investment strategy by exchanging selected real estate assets for investments with a capital structure that is consistent with SJW Corp.'s consolidated capital structure.

Critical Accounting Policies

SJW Corp. has identified accounting policies delineated below as the policies critical to its business operations and the understanding of the results of operations. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. SJW Corp. bases its estimates on historical experience and other assumptions that are believed to be reasonable under the circumstances. For a detailed discussion on the application of these and other accounting policies, see Note 1 of "Notes to Consolidated Financial Statements." SJW Corp.'s critical accounting policies are as follows:

Revenue Recognition

SJW Corp. recognizes its regulated and nonregulated revenue when services have been rendered, in accordance with FASB ASC Topic 605—"Revenue Recognition."

Metered revenue of the Water Utility Services includes billing to customers based on meter readings plus an estimate of water used between the customers' last meter reading and the end of the accounting period. The Water Utility Services read the majority of its customers' meters on a bi-monthly basis and records its revenue based on its meter reading results. Unbilled revenue from the last meter reading date to the end of the accounting period is estimated based on the most recent usage patterns, production records and the effective tariff rates. Actual results could differ from those estimates, which would result in adjusting the operating revenue in the period which the revision to the Water Utility Services' estimates are determined. As of December 31, 2009 and 2008, accrued unbilled revenue was $12,435,000 and $12,896,000, respectively.

Unaccounted-for water for 2009 and 2008 approximated 7.8% and 7.4%, respectively, as a percentage of production. The estimate is based on the results of past experience, the trend and efforts in reducing the Water Utility Services' unaccounted-for water through main replacements and lost water reduction programs.

Revenues also include a surcharge collected from regulated customers that is paid to the CPUC. This surcharge is recorded both in operating revenues and administrative and general expenses. For the years ended December 31, 2009, 2008 and 2007, the surcharge was $3,303,000, $2,999,000 and $2,708,000, respectively.

SJW Corp. recognizes its nonregulated revenue based on the nature of the nonregulated business activities. Revenue from San Jose Water Company's nonregulated utility operations and billing or maintenance agreements are recognized when services have been rendered. Revenue from SJW Land Company properties is generally recognized ratably over the term of the leases.

Recognition of Regulatory Assets and Liabilities

Generally accepted accounting principles for water utilities include the recognition of regulatory assets and liabilities as permitted by FASB ASC Topic 980—"Regulated Operations." In accordance with ASC Topic 980, the Water Utility Services, to the extent applicable, record deferred costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that these costs and credits will be recognized in the ratemaking process in a period different from when the costs and credits are incurred. Accounting for such costs and credits is based on management's judgment and prior historical ratemaking practices, and it occurs when management determines that it is probable that these costs and credits will be recognized in the future revenue of the Water Utility Services through the ratemaking process. The regulatory assets and liabilities recorded by the Water Utility Services, in particular, San Jose Water Company, primarily relate to the recognition of deferred income taxes for ratemaking versus tax accounting purposes, and the postretirement pension benefits, medical costs, accrued benefits for vacation and asset retirement obligation that have not been passed through rates. The disallowance of any asset in future ratemaking, including deferred regulatory assets, would require San Jose Water Company to immediately recognize the impact of the costs for financial reporting purposes. No disallowances were recognized for the years ending December 31, 2009, 2008 and 2007. The net regulatory assets recorded by San Jose Water Company were $78,525,000 and $73,778,000 as of December 31, 2009 and 2008, respectively.

Pension Accounting

San Jose Water Company offers a defined benefit plan, an Executive Supplemental Retirement Plan and certain postretirement benefits other than pensions to employees retiring with a minimum level of service. Accounting for pensions and other postretirement benefits requires an extensive use of assumptions about the discount rate applied to expected benefit obligations, expected return on plan assets, the rate of future compensation increases received by the employees, mortality, turnover and medical costs. See assumptions and disclosures detailed in Note 10 of "Notes to Consolidated Financial Statements."

The Pension Plan is administered by a committee that is composed of an equal number of company and union representatives (the "Committee"). Investment decisions have been delegated by the committee to an Investment Manager, presently Wachovia Securities, LLC. Investment guidelines provided to the Investment Manager require that at least 25% of plan assets be invested in bonds or cash. As of December 31, 2009, the plan assets consist of approximately 37% bonds, 4% cash and 59% equities. Furthermore, equities are to be diversified by industry groups and selected to achieve preservation of capital coupled with long-term growth through capital appreciation and income. They may not invest in commodities and futures contracts, private placements, options, letter stock, speculative securities, or hold more than 5% of assets of any one private corporation. They may only invest in bonds, commercial paper, and money market funds with acceptable ratings by Moody's or Standard & Poor's. The Investment Manager is reviewed regularly regarding performance by the Investment Consultant who provides quarterly reports to the Committee for review.

The market values of the plan assets are marked to market at the measurement date of December 31, 2009. The investment trust assets incur unrealized market gains or losses from time to time. As a result, the pension expense in 2009 included the amortization of unrealized market losses on pension assets. Both unrealized market gains and losses on pension assets are amortized over 12.93 years for actuarial expense calculation purposes. Market losses in 2008 increased pension expense by approximately $2,313,000 in 2009 and market losses in 2007 increased pension expense by approximately $142,000 in 2008.

Income Taxes

SJW Corp. estimates its federal and state income taxes as part of the process of preparing the financial statements. The process involves estimating the actual current tax exposure together with assessing temporary differences resulting from different treatment of items for tax and accounting purposes, including the evaluation of the treatment acceptable in the water utility industry and regulatory environment. These differences result in deferred tax assets and liabilities, which are included on the balance sheet. If actual results, due to changes in the regulatory treatment, or significant changes in tax-related estimates or assumptions or changes in law, differ materially from these estimates, the provision for income taxes will be materially impacted.

Balancing Account

Pursuant to Section 792.5 of the California Public Utilities Code, a balancing account must be maintained for each expense item for which revenue offsets have been authorized. The purpose of a balancing account is to track the under-collection or over-collection associated with expense changes and the revenue authorized by the CPUC to offset those expense changes.

A separate balancing account must be maintained for each offset expense item (e.g., purchased water, purchased power and groundwater extraction charges). The balancing account balance varies with the seasonality of the water utility business such that, during the summer months when the demand for water is at its peak, the account tends to reflect an under-collection while, during the winter months when demand for water is relatively lower, the account tends to reflect an over-collection. Since the balances have to be approved by the CPUC before they can be incorporated into rates, San Jose Water Company does not recognize the balancing account in its revenue until the CPUC authorizes the change in customers' rates. However, had the balancing account been recognized in San Jose Water Company's financial statements, San Jose Water Company's retained earnings would be decreased by the amount of the account over-collection or increased by the amount of the account under-collection, less applicable taxes.

As of December 31, 2009 and 2008, the total accrued balance in San Jose Water Company's balancing account was an under-collection of $157,000 and an over-collection of $1,977,000, respectively, including interest. All balancing accounts will be reviewed by the CPUC in San Jose Water Company's next general rate case.

Recognition of Gain/Loss on Utility, Nonutility Property and Real Estate Investments

In conformance with generally accepted accounting principles for rate-regulated public utilities, the cost of retired utility plant, including retirement costs (less salvage), is charged to accumulated depreciation and no gain or loss is recognized for utility plant used and useful in providing water utility services to customers.

Utility property in the Water Utility Services is property that is used and useful in providing water utility services to customers and is included in rate base for rate-setting purposes. In California, real estate type utility property is subject to CPUC Code Section 851, which states any gain recognized will be divided with two-thirds going to the customers and one-third to the shareholders. Net gains or losses from the sale of utility property are recorded as a component of other (expense) income in the consolidated statement of income and comprehensive income.

Nonutility property in the Water Utility Services is property that is neither used nor useful in providing water utility services to customers and is excluded from the rate base for rate-setting purposes. San Jose Water Company recognizes gain/loss on disposition of nonutility property in accordance with CPUC Code Section 790.

SJW Land Company owns real estate investment property, which consists primarily of land and buildings. Net gains and losses from the sale of real estate investments are recorded as a component of other (expense) income in the consolidated statement of income and comprehensive income.

Results of Operations

SJW Corp.'s consolidated net income for the twelve months ending December 31, 2009 was $15,171,000, compared to $21,461,000 for the same period in 2008. This represents a decrease of $6,290,000 or 29% from 2008.

SJW Land Company and its consolidated variable interest entity, 444 West Santa Clara Street, L.P., which operates commercial building rentals, are collectively referred to as "Real Estate Services."

Operating Revenue

Operating revenue by segment was as follows:

Operating Revenue

	2009	2008	2007
		(in thousands)	
Water Utility Services	$212,270	213,801	200,004
Real Estate Services	3,827	6,546	6,486
All Other	—	—	111
	$216,097	220,347	206,601

The change in consolidated operating revenue was due to the following factors:

	2009 vs. 2008 Increase/(decrease)		2008 vs. 2007 Increase/(decrease)	
	(in thousands)			
Water Utility Services:				
Consumption changes	$ (12,771)	(6)%	$ (735)	—
New customers increase	576	—	574	—
Rate increases	10,664	5%	13,958	7%
Real Estate Services	(2,719)	(1)%	60	—
All Other	—	—	(111)	—
	$ (4,250)	(2)%	$ 13,746	7%

2009 vs. 2008

The revenue decrease consists of $1,531,000 from Water Utility Services and $2,719,000 from Real Estate Services.

The revenue decrease for the Water Utility Services was primarily the result of a decrease in consumption of $12,771,000 which was offset by increases in rates of $10,664,000 and new customers of $576,000.

The revenue decrease for Real Estate Services was primarily the result of its tenant informing SJW Land Company in the first quarter of 2009 that they intended to liquidate their operations after filing for Chapter 11 bankruptcy. Such tenant leased a 135,000 square foot office building and a 346,000 square foot distribution building from SJW Land Company in Knoxville, Tennessee under triple net leases which had been paid through May 2009.

2008 vs. 2007

The revenue increase consists of $13,797,000 from Water Utility Services and $60,000 from Real Estate Services. The revenue increases were offset by an $111,000 decrease in other revenues primarily due to the sale of the assets of Crystal Choice Water Service LLC on January 31, 2007.

The revenue increase for the Water Utility Services was primarily the result of increases in rates of $13,958,000 and new customers of $574,000 which was offset by a decrease in consumption of $735,000.

Water Utility Services Operating Revenue and Customer Counts

The following tables present operating revenues and number of customers by customer group of the Water Utility Services:

Operating Revenue by Customer Group

	2009	2008	2007
		(in thousands)	
Residential and business	$195,762	195,901	182,917
Industrial	924	1,067	1,287
Public authorities	9,968	11,227	10,469
Others	5,616	5,606	5,331
	$212,270	213,801	200,004

Number of Customers

	2009	2008	2007
Residential and business	229,496	228,794	227,789
Industrial	77	77	79
Public authorities	1,496	1,591	1,715
Others	3,831	3,838	3,717
	234,900	234,300	233,300

Operating Expense

Operating expense by segment was as follows:

Operating Expense

	2009	2008	2007
		(in thousands)	
Water Utility Services	$182,130	183,774	172,698
Real Estate Services	3,233	2,995	2,994
All Other	1,334	684	1,156
	$186,697	187,453	176,848

The change in operating expense was due to the following:

	2009 vs. 2008 Increase/(decrease)		2008 vs. 2007 Increase/(decrease)	
	(in thousands)			
Water Production Costs:				
Change in surface water supply	$ (2,578)	(2)%	$ (2,090)	(1)%
Change in usage and new customers	(7,314)	(4)%	(8)	—
Purchased water and groundwater extraction charge and energy price increase	3,208	2%	6,047	3%
Total water production costs	(6,684)	(4)%	3,949	2%
Administrative and general	3,970	2%	1,354	1%
Other operating expense	1,471	1%	1,483	1%
Maintenance	49	—	1,495	1%
Property taxes and other nonincome taxes	1,756	1%	486	—
Depreciation and amortization	1,600	1%	1,189	1%
Income taxes	(2,918)	(1)%	649	—
	$ (756)	—	$ 10,605	6%

The various components of operating expenses are discussed below.

Water production costs

2009 vs. 2008

Water production costs decreased due to a decrease in customer usage of $7,314,000 and $2,578,000 in decreased surface water supply costs due to increased availability of surface water supply in 2009 compared to 2008, offset by $3,208,000 in purchased water and groundwater extraction charge price increases.

2008 vs. 2007

Water production costs increased due to $6,047,000 in purchased water and groundwater extraction charge price increases, offset by $2,090,000 in decreased surface water supply costs due to increased availability of surface water supply in 2008 compared to 2007.

Sources of Water Supply

The Water Utility Services water supply consists of groundwater from wells, surface water from watershed run-off and diversion, reclaimed water and water purchased from regional wholesalers. Surface water is the least expensive source of water. The following table presents the sources of water supply for the Water Utility Services:

	Source of Water Supply		
	2009	2008	2007
	(million gallons) (MG)		
Purchased water	23,588	26,436	28,688
Groundwater	20,277	22,839	21,766
Surface water	3,613	2,283	1,051
Reclaimed water	422	404	417
	47,900	51,962	51,922
Average water production cost per MG	$ 1,744	1,736	1,661

Water production in 2009 for the Water Utility Services decreased 4,062 million gallons from 2008. Water production in 2008 increased 40 million gallons from 2007. The changes are primarily attributable to changes in consumption by customers and are consistent with the related water production changes.

The following table represents the contractual cost of purchased water and the groundwater extraction charge for water pumped from the ground basin, per million gallons, as of December 31:

	2009	2008	2007
Purchased water	$1,903	1,903	1,765
Groundwater extraction charge	$1,596	1,596	1,458

Other Operating Expense

The following table represents components of other operating expense:

	2009	2008	2007
		(in thousands)	
Water supply	$ 1,078	1,139	1,137
Water treatment and quality	2,932	2,924	2,512
Pumping	2,363	2,257	2,066
Transmission and distribution	3,700	3,551	3,541
Customer accounts	6,729	6,273	5,416
Other	1,059	246	235
Total other operating expenses	$17,861	16,390	14,907

2009 vs. 2008

Other operating expense increased $1,471,000 in 2009 or 9% in comparison to 2008. The increase consisted primarily of: (1) $809,000 due to holding costs for insurance, utilities and other miscellaneous expenses for the Tennessee properties that previously had been borne by the tenant under triple net leases, (2) $706,000 due to salary increases and new hires, and (3) $180,000 in the cost of certain maintenance agreements. These increases were offset by $224,000 in materials, supplies, postage and miscellaneous expenses.

2008 vs. 2007

Other operating expense increased $1,483,000 in 2008 or 10% in comparison to 2007. The increase consisted primarily of: (1) $556,000 due to salary increases and new hires, (2) $315,000 in contracted work due to increased repair activity, (3) $235,000 increase in materials, supplies and postage, (4) $191,000 due to an increase in uncollectible accounts, and (5) $186,000 in miscellaneous expenses.

Administrative and General Expense

2009 vs. 2008

Administrative and general expense increased $3,970,000 in 2009 or 17% in comparison to 2008. The increase consisted primarily of: (1) $211,000 due to salary increases and new hires, (2) $3,185,000 in pension and retirement expenses due largely to the decline in the value of the assets held by the pension plan, (3) $263,000 due to the increased cost of health insurance, (4) $204,000 in increased workers' compensation insurance, (5) $315,000 in increased regulatory costs, offset by (6) $208,000 decrease in miscellaneous expenses. While SJW Corp. experienced an increase in expenses for its pension plans and salaries in 2009, it anticipates a much smaller increase in 2010 than the prior year due to stabilization in the value of the assets held by the pension plan and the collective bargaining agreement signed with the unions which states no wage increases or benefit modifications in 2010.

2008 vs. 2007

Administrative and general expense increased $1,354,000 in 2008 or 6% in comparison to 2007. The increase consisted primarily of: (1) $833,000 due to salary increases and new hires, (2) $348,000 due to legal fees and uninsured losses, (3) $325,000 due to the increased cost of health insurance, (4) $126,000 in increased workers' compensation insurance, and (5) $340,000 in miscellaneous expenses. These increases were offset by a $618,000 decrease in pension and retirement expenses.

Maintenance Expense

Maintenance expense increased $49,000 in 2009 or less than 1% in comparison to 2008, and $1,495,000 in 2008 or 13% in comparison to 2007. The increase in 2009 consisted primarily of: (1) $271,000 due to salary increases and new employees, (2) $64,000 increase in repairs and maintenance, (3) $17,000 increase in miscellaneous expenses, offset by (4) $81,000 decrease in contracted work, paving, and materials and supplies and (5) $222,000 decrease in fuel due to lower fuel costs. In addition, the level of maintenance expense varies with the level of public work projects instituted by local government agencies, weather conditions and the timing and nature of general maintenance as needed for SJW Corp.'s facilities.

Property Taxes and Other Non-income Taxes

Property taxes and other non-income taxes for 2009 and 2008 increased $1,756,000 and $486,000, respectively. The increase in 2009 was primarily due to property taxes for the Tennessee properties that previously had been borne by the tenant under triple net leases. The increase in 2008 was primarily due to increased utility property placed in service.

Depreciation

Depreciation expense increased $1,600,000 in 2009 or 7% in comparison to 2008 due to an increase in depreciable assets. Depreciation expense increased $1,189,000 in 2008 or 5% in comparison to 2007 due to an increase in depreciable assets consisting primarily of the purchase of an office building, main additions and pumping equipment.

Income Tax Expense

Income tax expense for 2009 was $10,280,000, compared to $13,198,000 in 2008, excluding taxes on the gain on sale of real estate investments and utility plant of $836,000 for 2008.

The effective consolidated income tax rate for 2009, 2008 and 2007 was 40%. Please refer to Note 5, "Income Taxes," of Notes to Consolidated Financial Statements for the reconciliation of actual income tax expense to expected income taxes.

Other Income and Expense

Interest expense, including interest on long-term debt and mortgages, increased $1,243,000 or 8% in 2009 compared to 2008. In February and May 2009, San Jose Water Company issued senior notes in the amount of $10,000,000 and $20,000,000, respectively. In addition, SJWTX, Inc. recorded an obligation in the amount of $1,472,000 in November 2009 for the purchase of certain assets from Bexar Metropolitan Water District (Bexarmet). SJW Corp.'s consolidated weighted-average cost of long-term debt, including the mortgages and the amortization of debt issuance costs was 6.9% for each of the years ended December 31, 2009, 2008 and 2007.

Other income for the year ended December 31, 2008, included an after-tax gain of $1,224,000 related to the sale of properties. Please refer to Note 12, "Sale of Real Estate Investments," under Notes to Consolidated Financial Statements.

Other comprehensive loss in 2009 was $6,236,000, net of tax, due to a decrease in the market value of the investment in California Water Service Group. Other comprehensive income in 2008 was $6,107,000, net of tax, due to an increase in the market value of the investment in California Water Service Group.

Liquidity and Capital Resources

The Water Utility Services business derives the majority of its revenue directly from residential and business customers. The Water Utility Services bills the majority of its customers' on a bi-monthly basis. Payments from customers are impacted by the general economic conditions in the areas where SJW Corp. operates. The current United States recession and related high unemployment rate may have the effect of increasing payment delinquencies. However, such delinquencies are mitigated by service interruptions due to non-payment and the related customer policies. Because California is a high cost of living state, it is possible that Californians may migrate to other states with a lower cost of living during this recessionary environment. As of December 31, 2009, the change in the number of customers is minimal and write-offs for uncollectible accounts have been less than 1% of total revenue, unchanged from the prior year.

Funds collected from the Water Utility Service's customers are used to pay for water production costs, in addition to all costs associated with general operations. Funds are also generated by the issuance of new debt. From these amounts, SJW Corp. paid cash dividends of approximately $12,202,000 and funded its working capital. The remaining amount is available to fund SJW Corp.'s capital expenditure program.

In 2009, the common dividends declared and paid on SJW Corp.'s common stock represented 80% of net income for 2009. Dividends have been paid on SJW Corp.'s and its predecessor's common stock for 265 consecutive quarters and the annual dividend amount has increased in each of the last 42 years. While historically SJW Corp. has paid dividends equal to approximately 50% to 60% of its net income, SJW Corp. cannot guarantee that trend will continue in the future.

Cash Flow from Operations

In 2009, SJW Corp. generated cash flow from operations of approximately $54,500,000, compared to $51,800,000 in 2008 and $42,000,000 in 2007. Cash flow from operations is primarily generated by net income adjusted for non-cash expenses such as depreciation and amortization, deferred income taxes and gains on the sale of assets, offset by changes in working capital and employee benefits. The increase in 2009 of cash flow from operations of approximately $2,700,000 was affected by an increase in working capital and employee benefits of $5,900,000 and a $3,200,000 decrease in net income adjusted for non-cash items. The increase in working capital and employee benefit uses were primarily due to an increase in accounts receivable, accrued unbilled utility revenue, accounts payable, purchased power, other current liabilities, accrued taxes and postretirement benefit liability offset by a decrease in accrued payroll from 2008 to 2009. The increase in 2008 of cash flow from operations of approximately $9,800,000 was affected by an increase of approximately $9,900,000 in net income adjusted for non-cash items and approximately a $200,000 decrease in working capital and employee benefits. The increase in net income adjusted for non-cash items is primarily related to a decrease in taxes paid of $8,700,000 in 2008 due to bonus depreciation allowed in 2008 but not in 2007. Working capital and employee benefit uses were due to changes in various accruals and a decrease in the postretirement benefit liability from 2007 to 2008.

Cash Flow from Investing Activities

In 2009, SJW Corp. used approximately $55,800,000 of cash for company funded capital expenditures, $1,500,000 for developer funded capital expenditures and $6,400,000 for acquisitions, of which $5,000,000 was paid for the acquisition of the Bulverde service area and rights to provide water service and $1,400,000 was paid for the acquisition of certain assets from Bexarmet. In 2008, SJW Corp. used approximately $64,900,000 of cash for company funded capital expenditures, $4,000,000 for developer funded capital expenditures and received approximately $3,300,000 from the sale of real estate investments. In 2007, SJW Corp. used approximately $73,200,000 of cash for company funded capital expenditures and $48,200,000 for the purchase of real estate investments, of which approximately $31,200,000 was due to the sale proceeds held in a trust account from the sale of real estate investments in 2006.

The Water Utility Services' budgeted capital expenditures for 2010, exclusive of capital expenditures financed by customer contributions and advances is as follows:

	Budgeted Capital Expenditures 2010	
	(in thousands)	
Water treatment	$ 475	1%
Source of supply	2,963	4%
Reservoirs and tanks	2,381	3%
Pump stations and equipment	8,877	13%
Equipment and other	3,682	5%
Distribution system	51,638	74%
	$70,016	100%

The 2010 capital expenditures budget is concentrated in main replacements. Included in the distribution system budgeted capital expenditures of $51,638,000 is approximately $33,000,000 that is planned to be spent to replace the Water Utility Services' pipes and mains. Historically, amounts have been carried over from previous years' budgets. Approximately $21,500,000 has been carried over from prior years for total forecasted 2010 capital expenditures of $91,500,000.

The Water Utility Services' capital expenditures are incurred in connection with normal upgrading and expansion of existing facilities and to comply with environmental regulations. Over the next five years, the Water Utility Services expects to incur approximately $439,000,000 in capital expenditures, which includes replacement of pipes and mains, and maintaining water systems. Capital expenditures have the effect of increasing utility plant on which the Water Utility Services earns a return. The Water Utility Services actual capital expenditures may vary from their projections due to changes in the expected demand for services, weather patterns, actions by governmental agencies and general economic conditions. Total additions to utility plant normally exceed company-financed additions as a result of new facilities construction funded with advances from developers and contributions in aid of construction.

A substantial portion of San Jose Water Company's distribution system was constructed during the period from 1945 to 1980. Expenditure levels for renewal and modernization of this part of the system will grow at an increasing rate as these components reach the end of their useful lives. In most cases, replacement cost will significantly exceed the original installation cost of the retired assets due to increases in the costs of goods and services.

Cash Flow from Financing Activities

Borrowings on the line of credit decreased each year since 2007 due to the placement of long-term notes. In 2009, San Jose Water Company issued two senior notes in the amount of $10,000,000 and $20,000,000. In 2007, San Jose Water Company issued two senior notes each in the amount of $20,000,000.

The available borrowings on SJW Corp.'s line of credit was $46,200,000 as of December 31, 2009. SJW Corp. expects to draw down on this line of credit and continue its practice of issuing long-term debt to relieve the credit line and to fund its capital expenditure program. See also "Sources of Capital—Water Utility Services" below.

Sources of Capital

Water Utility Services

San Jose Water Company's ability to finance future construction programs and sustain dividend payments depends on its ability to maintain or increase internally generated funds and attract external financing. The level of future earnings and the related cash flow from operations is dependent, in large part, upon the timing and outcome of regulatory proceedings.

San Jose Water Company's financing activity is designed to achieve a capital structure consistent with regulatory guidelines of approximately 50% debt and 50% equity. The average borrowing rate of San Jose Water Company's long-term debt is 7%.

Company internally-generated funds, which include allowances for depreciation and deferred income taxes, have provided approximately 50% of the cash requirements for San Jose Water Company's capital expenditure. Funding for its future capital expenditure program is expected to be provided primarily through internally-generated funds and the issuance of new long-term debt and will be consistent with the regulator's guidelines.

San Jose Water Company has outstanding $200,000,000 of unsecured senior notes as of December 31, 2009. The senior note agreements of San Jose Water Company generally have terms and conditions that restrict the company from issuing additional funded debt if: (1) the funded debt would exceed 66-2/3% of total capitalization, and (2) net income available for interest charges for the trailing 12-calendar month period would be less than 175% of interest charges. As of December 31, 2009, San Jose Water Company's funded debt was 50% of total capitalization and the net income available for interest charges was 324% of interest charges. As of December 31, 2009, San Jose Water Company does not face any restrictions in issuing future indebtedness as a result of these terms and conditions.

On February 2, 2009, San Jose Water Company issued $10,000,000 of unsecured 15-year Senior Notes Series J, with an interest rate of 6.54% and interest only payments until maturity, which is February 1, 2024. Proceeds from the sales of Senior Notes Series J were used to repay a portion of outstanding short-term borrowings.

On May 15, 2009, San Jose Water Company issued $20,000,000 of unsecured 30-year Senior Notes Series K, with an interest rate of 6.75% and interest only payments until maturity, which is May 15, 2039. Proceeds from the sales of Senior Notes Series K were used to repay a portion of outstanding short-term borrowings.

San Jose Water Company has received two loans in the aggregate principal amount of $3,076,000 from the California Department of Water Resources' Safe Drinking Water State Revolving Fund ("SDWSRF") for the retrofit of San Jose Water Company's water treatment plants. Terms of these loans require semi-annual payments over 20 years of principal and interest at an annual rate of 2.39% and 2.60%. The outstanding balance as of December 31, 2009 is $2,685,000.

SJWTX, Inc., doing business as Canyon Lake Water Service Company, has outstanding $15,000,000 of senior notes as of December 31, 2009. The senior note agreement has terms and conditions that restrict the company from issuing additional funded debt if: (1) the funded debt would exceed 66-2/3% of total capitalization, and (2) net income available for interest charges for the trailing 12-calendar month period would be less than 175% of interest charges. In addition, SJW Corp. is a guarantor of SJWTX, Inc.'s senior note which has terms and conditions that restrict SJW Corp. from issuing additional funded debt if: (1) the funded debt would exceed 66-2/3% of total capitalization, and, (2) the minimum net worth of SJW Corp. becomes less than $125,000,000 plus 30% of the Water Utility Services cumulative net income, since December 31, 2005. As of December 31, 2009, SJW Corp. does not face any restrictions in issuing any future indebtedness as a result of these terms and conditions.

On November 17, 2009, SJWTX, Inc. became obligated to purchase certain assets from Bexarmet in a phased-purchase transaction. As a result of this obligation, SJWTX, Inc. recorded a liability totaling $1,472,000. The phased asset purchase requires SJWTX, Inc. to complete the acquisition over a 4-year period and to make quarterly payments with an imputed borrowing rate of 6.5%. As of December 31, 2009, $185,000 is recorded as a discount and will be amortized over the life of the liability. The outstanding balance as of December 31, 2009 is $1,389,000. At the end of the 4-year period, SJWTX, Inc. will file with the TCEQ for permission to purchase from Bexarmet four public utility water distribution systems, including twelve well sites, one wastewater system, and associated real and personal property, all located in Comal County, Texas. Following the satisfaction of certain closing conditions, including obtaining TCEQ approval, SJWTX, Inc. will purchase such additional assets and Bexarmet's remaining interest in the assets for approximately $1,243,067 plus an amount equal to $1,800 per retail potable water and wastewater customer connection then active in each of the four public utility water distribution systems.

Real Estate Services

As of December 31, 2009, SJW Land Company's outstanding balance of mortgages related to acquiring properties in various states totaled $25,090,000. The mortgages have various payments, interest and amortization terms and all are secured by the respective properties. The average borrowing rate of SJW Land Company mortgages is 6.07%.

As of December 31, 2009, SJW Land Company also had an outstanding mortgage loan in the amount of $3,796,000 borrowed by its subsidiary, 444 West Santa Clara Street, L.P. The mortgage loan is due April 2011 and is amortized over 25 years with an interest rate of 7.8%. The mortgage loan is secured by the partnership's real property and is non-recourse to SJW Land Company.

SJW Corp. and its Subsidiaries

SJW Corp. and its subsidiaries consolidated long-term debt was 49% of total capitalization as of December 31, 2009. Management believes that SJW Corp. is capable of obtaining future long-term capital to fund regulated and nonregulated growth opportunities and capital expenditure requirements.

SJW Corp. and its subsidiaries have an unsecured line of credit available that allows aggregate short-term borrowings of up to $55,000,000 at rates that approximate the bank's reference rate plus 1.75%. At December 31, 2009, SJW Corp. and its subsidiaries had available unused short-term bank line of credit of $46,200,000. The cost of borrowing on SJW Corp.'s short-term credit facility averaged 1.73% for 2009. The line of credit expires on June 1, 2010.

Off-Balance Sheet Arrangement/Contractual Obligations

SJW Corp. has no significant contractual obligations not fully recorded on its Consolidated Balance Sheet or not fully disclosed in the Notes to Consolidated Financial Statements.

SJW Corp.'s contractual obligation and commitments as of December 31, 2009 are as follows:

	Contractual Obligations Due in			
	Total	Less than 1 Year	1-5 Years	After 5 Years
		(in thousands)		
Senior notes, Water Utility Services	$215,000	—	—	215,000
SJW Land Company mortgages	25,090	542	9,543	15,005
Advances for construction, San Jose Water Company	69,086	2,202	8,770	58,114
SDWSRF loan, San Jose Water Company	2,685	130	552	2,003
Bexarmet obligation, SJWTX, Inc.	1,389	332	1,057	—
444 West Santa Clara Street, L.P. long-term debt (non-recourse to SJW Land Company)	3,796	118	3,678	—
Total contractual cash obligation	$317,046	3,324	23,600	290,122
Total interest on contractual obligations	$306,131	16,673	64,598	224,860

In addition to the obligations listed above, San Jose Water Company issued two standby letters of credit with a commercial bank in the amounts of $2,000,000 and $1,000,000 in support of its $1,678,000 and $1,007,000 SDWSRF loans which were funded in 2005 and 2008. The letters of credit automatically renew for one year each December and the amount of coverage can be reduced as the loan principal balance decreases.

San Jose Water Company purchases water from SCVWD under terms of a master contract expiring in 2051. Delivery schedules for purchased water are based on a contract year beginning July 1, and are negotiated every three years under terms of the master contract with SCVWD. For the years ending December 31, 2009, 2008 and 2007, San Jose Water Company purchased from SCVWD 22,100 million gallons ($42,100,000), 22,500 million gallons ($41,500,000) and 22,600 million gallons ($38,500,000), respectively. Based on current prices and estimated deliveries, San Jose Water Company expects to purchase from SCVWD a minimum of 21,000 million gallons ($39,900,000) of water at the current contract water rate of $1,903 per million gallons in the year ending December 31, 2010. This represents 85% and 90% of the delivery schedule for the six months ending June 30 and December 31, 2010, respectively. Additionally, San Jose Water Company purchases non-contract water from SCVWD on an "as needed" basis if the water supply is available from SCVWD. The contract water rates are determined by SCVWD. These rates are adjusted periodically and coincide with SCVWD's fiscal year, which ends annually on June 30. The contract water rates for SCVWD's fiscal year ended 2010, 2009 and 2008 were $1,903, $1,903 and $1,765, per million gallons, respectively.

San Jose Water Company also pumps water from the local groundwater basin. There are no delivery schedules or contractual obligations associated with the purchase of groundwater. SCVWD determines the groundwater extraction charge and it is applied on a per unit basis. In addition to the SCVWD groundwater extraction charge, San Jose Water Company also incurs power costs to pump the groundwater from the basin.

San Jose Water Company sponsors a noncontributory defined benefit pension plan and provides health care and life insurance benefits for retired employees. In 2009, San Jose Water Company contributed $3,310,000 to the pension plan. In 2010, San Jose Water Company expects to make cash contributions of $2,870,000 and $471,000 to the pension plan and other post retirement benefit plan, respectively. The amount of required contributions for years thereafter is not actuarially determinable.

San Jose Water Company's other benefit obligations include employees' and directors' postretirement contracts, an Executive Supplemental Retirement Plan and an Executive Special Deferral Election Plan. Under these benefit plans, San Jose Water Company is committed to pay approximately $366,000 annually to former officers and directors. Future payments may fluctuate depending on the life span of the retirees and as current officers and executives retire.

CLWSC purchases water from GBRA under terms of agreements expiring in 2044 and 2050. The agreements, which are take-or-pay contracts, provide CLWSC 6,700 acre-feet per year of water supply from GBRA. The water rate may be adjusted by GBRA at any time, provided they give CLWSC a 60 day written notice on the proposed adjustment.

444 West Santa Clara Street, L.P.

SJW Land Company owns a 70% limited partnership interest in 444 West Santa Clara Street, L.P., a real estate limited partnership. A real estate development firm, which is partially owned by the Chairman of the Board of SJW Corp., owns the remaining 30% limited partnership interest. A commercial building was constructed on the property of 444 West Santa Clara Street, L.P. and is leased to an international real estate firm under a 12-year lease. The partnership is being accounted for under FASB ASC Topic 810—"Consolidation."

Impact of Recent Accounting Pronouncements

In December 2008, the FASB issued an amendment to FASB ASC Topic 715—"Compensation—Retirement Benefits" to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The amendment requires disclosures surrounding how investment allocation decisions are made, the major categories of plan assets, the inputs and valuation techniques to measure the fair value of plan assets, a rollforward of Level 3 inputs, and significant concentration of risk within plan assets. Prior year comparisons are not required to be presented in the first and second year after adoption. The disclosure requirement under this amendment is effective for our fiscal year beginning January 1, 2009 and is contained in Note 10 of "Notes to Consolidated Financial Statements" in Part II, Item 8.

In December 2009, the FASB issued implementation guidance on FASB ASC Subtopic 810-10—"Consolidation—Overall." This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2009 for company's who have already adopted ASC Subtopic 810-10. SJW Corp. has evaluated the impact of this guidance and the effect is considered not material to SJW Corp.'s financial position, results of operations and cash flow.

In December 2009, the FASB issued an amendment to FASB ASC Topic 810 – "Consolidation." It requires reporting entities to evaluate former qualifying special purpose entities for consolidation, changes the approach to determining a variable interest entities primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This amendment is effective as of the beginning of a company's first fiscal year that begins after November 15, 2009 (January 1, 2010 for calendar year-end companies). SJW Corp. has evaluated the impact of this amendment and the effect is considered not material to SJW Corp.'s financial position, results of operations and cash flow.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

SJW Corp. is subject to market risks in the normal course of business, including changes in interest rates, pension plan assets and equity prices. Future financing is subject to the exposure to changes in interest rates. SJW Corp. also owns 1,099,952 shares of California Water Service Group and is exposed to the risk of changes in equity prices.

SJW Corp. has no material derivative financial instruments, financial instruments with significant off-balance sheet risks, or financial instruments with concentrations of credit risk. There is no material sensitivity to changes in market rates and prices.

Item 8. ***Financial Statements and Supplementary Data***

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors
SJW Corp.:

We have audited the accompanying consolidated balance sheets of SJW Corp. and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. We also have audited SJW Corp.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). SJW Corp.'s management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SJW Corp. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. In our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, SJW Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Mountain View, California
March 5, 2010

SJW Corp. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31, 2009	December 31, 2008
Assets		
Utility plant:		
Land	$ 8,558	8,134
Depreciable plant and equipment	913,071	855,427
Construction in progress	11,119	7,142
Intangible assets	11,278	8,040
	944,026	878,743
Less accumulated depreciation and amortization	298,921	272,562
	645,105	606,181
Real estate investment	88,000	88,000
Less accumulated depreciation and amortization	7,188	5,511
	80,812	82,489
Current assets:		
Cash and cash equivalents	1,416	3,406
Accounts receivable:		
Customers, net of allowances for uncollectible accounts of $285 in 2009 and $279 in 2008	10,892	11,622
Income tax	—	657
Other	677	1,154
Accrued unbilled utility revenue	12,435	12,896
Materials and supplies	994	933
Prepaid expenses	1,596	1,293
	28,010	31,961
Other assets:		
Investment in California Water Service Group	40,500	51,071
Unamortized debt issuance and reacquisition costs	3,098	3,162
Regulatory assets	78,525	73,778
Other	2,424	2,235
	124,547	130,246
	$878,474	850,877

See accompanying notes to consolidated financial statements.

SJW Corp. and Subsidiaries

CONSOLIDATED BALANCE SHEETS (Continued)

(in thousands, except share and per share data)

	December 31,	
	2009	2008
Capitalization and Liabilities		
Capitalization:		
Shareholders' equity:		
Common stock, $0.521 par value; authorized 36,000,000 shares; issued and outstanding 18,499,602 shares in 2009 and 18,452,447 shares in 2008	$ 9,635	9,611
Additional paid-in capital	22,046	20,548
Retained earnings	207,888	204,744
Accumulated other comprehensive income	13,187	19,423
Total shareholders' equity	252,756	254,326
Long-term debt, less current portion	246,879	216,613
	499,635	470,939
Current liabilities:		
Line of credit	5,800	18,400
Current portion of long-term debt	1,081	705
Accrued groundwater extraction charges and purchased water	4,496	5,256
Purchased power	486	563
Accounts payable	6,562	5,758
Accrued interest	4,979	4,567
Accrued taxes	1,481	855
Accrued payroll	2,412	3,325
Other current liabilities	4,661	3,894
	31,958	43,323
Deferred income taxes	100,766	97,038
Unamortized investment tax credits	1,615	1,675
Advances for construction	69,086	74,787
Contributions in aid of construction	121,420	114,082
Deferred revenue	1,179	1,247
Postretirement benefit plans	47,484	42,331
Other noncurrent liabilities	5,331	5,455
Commitments and contingencies	—	—
	$878,474	850,877

See accompanying notes to consolidated financial statements.

SJW Corp. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Years ended December 31 (in thousands, except share and per share data)

	2009	2008	2007
Operating revenue	$ 216,097	220,347	206,601
Operating expense:			
Operation:			
Purchased water	45,317	48,291	48,596
Power	6,582	7,559	7,532
Groundwater extraction charges	31,635	34,368	30,141
Total production costs	83,534	90,218	86,269
Administrative and general	27,658	23,688	22,334
Other	17,861	16,390	14,907
Maintenance	13,172	13,123	11,628
Property taxes and other nonincome taxes	8,549	6,793	6,307
Depreciation and amortization	25,643	24,043	22,854
Income taxes	10,280	13,198	12,549
Total operating expense	186,697	187,453	176,848
Operating income	29,400	32,894	29,753
Other (expense) income:			
Interest on senior notes	(13,996)	(12,358)	(10,912)
Mortgage and other interest expense	(1,974)	(2,369)	(2,097)
Gain on sale of real estate investments, net of taxes of $567 in 2008	—	832	—
Gain on the sale of utility property, net of taxes of $269 in 2008	—	392	—
Dividends	1,298	1,287	1,276
Other, net	443	783	1,303
Net income	$ 15,171	21,461	19,323
Other comprehensive income (loss):			
Unrealized income (loss) on investment, net of taxes of $4,334 in 2009, $4,244 in 2008 and $1,529 in 2007	(6,236)	6,107	(2,201)
Comprehensive income	$ 8,935	27,568	17,122
Earnings per share			
—Basic	$ 0.82	1.17	1.05
—Diluted	$ 0.81	1.15	1.04
Weighted average shares outstanding			
—Basic	18,486,536	18,410,122	18,334,352
—Diluted	18,680,458	18,609,836	18,552,228

See accompanying notes to consolidated financial statements.

SJW Corp. and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands, except share and per share data)

	Common Stock					
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balances, December 31, 2006	18,281,769	$9,522	$16,267	$186,876	$15,517	$228,182
Cumulative effect of adoption of FASB ASC Topic 740 (see Note 5)				444		444
Adjusted balances as of January 1, 2007	18,281,769	9,522	16,267	187,320	15,517	228,626
Net income				19,323		19,323
Unrealized loss on investment, net of tax effect of $1,529					(2,201)	(2,201)
Stock-based compensation			655	(223)		432
Exercise of stock options and similar instruments	65,223	34	1,316			1,350
Employee stock purchase plan	14,741	8	485			493
Dividends paid ($.60 per share)				(11,089)		(11,089)
Balances, December 31, 2007	18,361,733	9,564	18,723	195,331	13,316	236,934
Net income				21,461		21,461
Unrealized gain on investment, net of tax effect of $4,244					6,107	6,107
Stock-based compensation			601	(173)		428
Exercise of stock options and similar instruments	61,230	32	716			748
Employee stock purchase plan	17,807	9	487			496
Issuance of stock to non-controlling interest holder of CLWSC	11,677	6	21			27
Dividends paid ($.65 per share)				(11,875)		(11,875)
Balances, December 31, 2008	18,452,447	9,611	20,548	204,744	19,423	254,326
Net income				15,171		15,171
Unrealized loss on investment, net of tax effect of $4,334					(6,236)	(6,236)
Stock-based compensation			807	(122)		685
Exercise of stock options and similar instruments	22,481	11	102			113
Employee stock purchase plan	24,674	13	589			602
Adjustment to equity interest in CLWSC				297		297
Dividends paid ($.66 per share)				(12,202)		(12,202)
Balances, December 31, 2009	18,499,602	9,635	22,046	207,888	13,187	252,756

See accompanying notes to consolidated financial statements.

SJW Corp. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 (in thousands)

	2009	2008	2007
Operating activities:			
Net income	$ 15,171	21,461	19,323
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	25,643	24,043	22,854
Deferred income taxes	6,305	6,079	(1,778)
Share-based compensation	807	601	655
Gain on sale of real estate investments, net of taxes	—	(832)	—
Gain on sale of utility property, net of taxes	—	(392)	—
Changes in operating assets and liabilities:			
Accounts receivable and accrued unbilled utility revenue	1,670	(1,406)	(2,310)
Accounts payable, purchased power and other current liabilities	(464)	(1,107)	(731)
Accrued groundwater extraction charges and purchased water	(761)	(339)	1,352
Accrued taxes	2,011	542	(1,760)
Accrued interest	413	45	652
Accrued payroll	(962)	892	(272)
Prepaid expenses and materials and supplies	(365)	188	55
Postretirement benefits	3,034	713	1,921
Other noncurrent assets and noncurrent liabilities	398	(302)	873
Other changes, net	1,556	1,606	1,197
Net cash provided by operating activities	54,456	51,792	42,031
Investing activities:			
Additions to utility plant:			
Company-funded	(55,803)	(64,894)	(73,217)
Contributions in aid of construction	(1,457)	(4,049)	—
Additions to real estate investment	—	—	(48,245)
Cost to retire utility plant, net of salvage	(459)	(2,594)	(1,160)
Acquisition of service area and water rights	(5,049)	—	—
Acquisition of certain water service assets	(1,387)	—	—
Proceeds from sale of real estate investment	—	3,304	—
Proceeds from sale of utility property	—	1,582	—
Sale proceeds held in trust account	—	—	31,261
Net cash used in investing activities	(64,155)	(66,651)	(91,361)
Financing activities:			
Borrowings from line of credit	14,100	25,950	31,400
Repayments of line of credit	(26,700)	(12,550)	(41,900)
Long-term borrowings	30,000	1,069	53,500
Repayments of long-term borrowings	(749)	(685)	(699)
Dividends paid	(12,202)	(11,875)	(11,089)
Exercise of stock options and similar instruments	641	890	1,298
Tax benefits realized from share options exercised	74	381	545
Receipts of advances and contributions in aid of construction	4,846	15,025	17,016
Refunds of advances for construction	(2,301)	(2,294)	(2,175)
Net cash provided by financing activities	7,709	15,911	47,896
Net change in cash and cash equivalents	(1,990)	1,052	(1,434)
Cash and cash equivalents, beginning of year	3,406	2,354	3,788
Cash and cash equivalents, end of year	$ 1,416	3,406	2,354
Cash paid during the year for:			
Interest	$ 15,609	15,249	13,142
Income taxes	$ 2,255	6,304	15,018
Supplemental disclosure of non-cash activities:			
Accrued payables for additions to utility plant	$ 1,142	(2,626)	2,849
Decrease in real estate investments due to transfer to utility property	$ —	—	3,035
Utility property installed by developers	$ 1,457	4,049	—
Obligation incurred related to acquisition of certain water service assets	$ 1,389	—	—

See accompanying notes to consolidated financial statements.

(Dollars in thousands, except share data)

Note 1. Summary of Significant Accounting Policies

The accompanying consolidated financial statements include the accounts of SJW Corp. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. A subsidiary in which SJW Corp. has a controlling interest is consolidated in the financial statements.

SJW Corp.'s principal subsidiary, San Jose Water Company, is a regulated California water utility providing water service to the greater metropolitan San Jose area. San Jose Water Company's accounting policies comply with the applicable uniform system of accounts prescribed by the CPUC and conform to generally accepted accounting principles for rate-regulated public utilities. Approximately 92% of San Jose Water Company's revenues are derived from the sale of water to residential and business customers.

SJWTX, Inc., a wholly owned subsidiary of SJW Corp., was incorporated in the State of Texas in 2005. SJWTX, Inc. is doing business as Canyon Lake Water Service Company (CLWSC). On May 31, 2006, CLWSC purchased substantially all the assets of Canyon Lake Water Supply Corporation. CLWSC is a public utility in the business of providing water service to approximately 9,000 connections that serve approximately 36,000 people in western Comal County and southern Blanco County. The company's service area comprises more than 237 square miles in the growing region between San Antonio and Austin.

SJW Land Company owns commercial properties, several undeveloped real estate properties, and warehouse properties in the states of California, Florida, Connecticut, Arizona, Texas and Tennessee and holds a 70% limited partnership interest in 444 West Santa Clara Street, L.P., which is accounted for under the FASB ASC Topic 810—"Consolidation" (see Note 9).

Texas Water Alliance Limited ("TWA"), a wholly owned subsidiary of SJW Corp., is undertaking activities that are necessary to develop a water supply project in Texas.

Together, San Jose Water Company, CLWSC and TWA are referred to as "Water Utility Services."

In June 2009, FASB issued Statement of Financial Accounting Standards No. 168 ("SFAS 168"), "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles." SFAS 168 establishes the FASB Accounting Standards Codification ("Codification") as the authoritative reference for nongovernmental U.S. GAAP for use in financial statements issued for interim and annual periods ending after September 15, 2009, except for SEC rules and interpretive releases, which are also authoritative GAAP for SEC registrants. The references made to FASB guidance throughout the condensed consolidated financial statements have been updated for the Codification. The Codification does not change or alter existing GAAP and, therefore, it does not have an impact on the Company's financial position, results of operations and cash flows.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Utility Plant

The cost of additions, replacements and betterments to utility plant is capitalized. The amount of interest capitalized in 2009, 2008 and 2007 was $300, $461 and $527, respectively. Construction in progress was $11,119 and $7,142 at December 31, 2009 and 2008, respectively.

The major components of depreciable plant and equipment as of December 31, 2009 and 2008 are as follows:

	2009	2008
Equipment	$175,171	164,672
Transmission and distribution	687,253	641,344
Office buildings and other structures	50,647	49,411
Total depreciable plant and equipment	$913,071	855,427

Depreciation is computed using the straight-line method over the estimated service lives of the assets, ranging from 5 to 75 years. The estimated service lives of depreciable plant and equipment are as follows:

	Useful Lives
Equipment	5 to 35 years
Transmission and distribution plant	35 to 75 years
Office buildings and other structures	7 to 50 years

For the years 2009, 2008 and 2007, depreciation expense was approximately 3.4%, 3.5% and 3.6%, respectively, of the beginning of the year balance of depreciable plant for all years excluding certain items credited to depreciation expense. The cost of utility plant retired, including retirement costs (less salvage), is charged to accumulated depreciation and no gain or loss is recognized. Depreciation expense for utility plant for the years ended December 31, 2009, 2008 and 2007 was $23,655, $22,067 and $20,956, respectively.

Utility Plant Intangible Assets

All intangible assets are recorded at cost and are amortized using the straight-line method over the legal or estimated economic life of the asset, ranging from 5 to 70 years (see Note 6).

Real Estate Investments

Real estate investments are recorded at cost and consist primarily of land and buildings. The major components of real estate investments as of December 31, 2009 and 2008 are as follows:

	2009	2008
Land	$22,381	22,381
Buildings and improvements	65,388	65,388
Intangibles	231	231
Total real estate investment	$88,000	88,000

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 39 years.

Land, buildings and improvements include assets that are leased of $86,641 as of December 31, 2009 and 2008. The following schedule shows the future minimum rental payments to be received from third parties required under operating leases that have remaining noncancelable lease terms in excess of one year as of December 31, 2009:

Year ending December 31:	Rental Revenue
2010	$ 3,192
2011	3,204
2012	2,641
2013	2,370
2014	2,388
Thereafter	22,341

Impairment of Long-Lived Assets

In accordance with the requirements of FASB ASC Topic 360—"Property, Plant and Equipment," the long-lived assets of SJW Corp. are reviewed for impairment when changes in circumstances or events require adjustments to the carrying values of the assets. Long-lived assets consist primarily of utility plant in service, real estate investments, intangible assets, and regulatory assets. There were no impairments as of December 31, 2009 and 2008.

Financial Instruments

The carrying amount of SJW Corp.'s current assets and liabilities that are considered financial instruments approximates their fair value as of the dates presented due to the short maturity of the instruments (see Note 14). The fair market value of long-term debt is discussed in Note 4.

Investment in California Water Service Group

SJW Corp.'s investment in California Water Service Group is accounted for under ASC Topic 320—"Investments—Debt and Equity Securities," as an available-for-sale marketable security. The investment is recorded on the Consolidated Balance Sheet at quoted market price with the change in unrealized gain or loss reported, net of tax, as a component of other comprehensive income.

Other Assets

Debt reacquisition costs are amortized over the term of the related debt. Debt issuance costs are amortized to interest expense in the Consolidated Statements of Income and Comprehensive Income.

Regulatory Assets and Liabilities

Generally-accepted accounting principles for water utilities include the recognition of regulatory assets and liabilities as permitted by FASB ASC Topic 980—"Regulated Operations." In accordance with ASC Topic 980, the Water Utility Services, to the extent applicable, record deferred costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that these costs and credits will be recognized in the ratemaking process in a period different from when the costs and credits are incurred. San Jose Water Company records regulatory assets for future revenues expected to be realized in customers' rates when certain items are recognized as expenses for ratemaking purposes. The income tax temporary differences relate primarily to the difference between book and income tax depreciation on utility plant that was placed in service before the CPUC adopted normalization for ratemaking purposes. Previously the tax effect was passed onto customers. In the future, when such timing differences reverse, San Jose Water Company believes it is probable that it will be able to include the impact of the deferred tax reversal in customer rates. The differences will reverse over the remaining book lives of the related assets. Although realization is not assured, management believes it is more likely than not that all of the regulatory assets will be realized. In addition, regulatory assets include items that are not recognized for ratemaking purposes, such as certain expenses related to postretirement benefits, accrued vacation obligation and asset retirement obligations which are expected to be recoverable in future customer rates.

Rate-regulated enterprises are required to charge a regulatory asset to earnings if and when that asset no longer meets the criteria for being recorded as a regulatory asset. San Jose Water Company continually evaluates the recoverability of regulatory assets by assessing whether the amortization of the balance over the remaining life can be recovered through expected and undiscounted future cash flows.

Regulatory liabilities reflect temporary differences provided at higher than the current tax rate, which will flow through to future ratepayers, and unamortized investment tax credits.

Regulatory assets and liabilities are comprised of the following as of December 31:

	2009	2008
Regulatory assets:		
Income tax temporary differences	$10,517	10,927
Postretirement pensions and other medical benefits	65,098	61,347
Other obligations	3,994	3,876
Total regulatory assets	$79,609	76,150
Regulatory liabilities:		
Future tax benefits to ratepayers	$ 1,084	2,372
Net regulatory assets included in consolidated balance sheets	$78,525	73,778

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the effect of temporary differences between financial and tax reporting. Deferred tax assets and liabilities are measured using current tax rates in effect. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

To the extent permitted by the CPUC, investment tax credits resulting from utility plant additions are deferred and amortized over the estimated useful lives of the related property.

Advances for Construction and Contributions in Aid of Construction

In California, advances for construction received after 1981 are being refunded ratably over 40 years. Estimated refunds for the next five years and thereafter are shown below:

	Estimated Refunds
2010	$ 2,202
2011	2,198
2012	2,192
2013	2,190
2014	2,190
Thereafter	58,114

Contributions in aid of construction represent funds received from developers that are not refundable under applicable regulations. Depreciation applicable to utility plant constructed with these contributions is charged to contributions in aid of construction.

Customer advances and contributions in aid of construction received subsequent to 1986 and prior to June 12, 1996 generally must be included in federal taxable income. Taxes paid relating to advances and contributions are recorded as deferred tax assets for financial reporting purposes and are amortized over 40 years for advances, and over the tax depreciable life of the related asset for contributions. Receipts subsequent to June 12, 1996 are generally exempt from federal taxable income, unless specifically prescribed under treasury regulations.

Advances and contributions received subsequent to 1991 and prior to 1997 are included in state taxable income.

Asset Retirement Obligation

SJW Corp.'s asset retirement obligation is recorded as a liability included in other non-current liabilities. It reflects principally the retirement costs of wells, which by law, must be remediated upon retirement. Retirement costs have historically been recovered through rates at the time of retirement. As a result, the liability is offset by a regulatory asset. For the years ended December 31, 2009 and 2008, the asset retirement obligation is as follows:

	2009	2008
Retirement obligation	$3,732	3,745
Discount rate	6%	6%
Present value	1,045	1,023
Deferred tax	718	704
Regulatory asset	$1,763	1,727

Revenue

SJW Corp. recognizes its regulated and nonregulated revenue when services have been rendered, in accordance with FASB ASC Topic 605—"Revenue Recognition."

Metered revenue of the Water Utility Services include billings to customers based on meter readings plus an estimate of water used between the customers' last meter reading and the end of the accounting period. The Water Utility Services read the majority of its customers' meters on a bi-monthly basis and record its revenue based on its meter reading results. Unbilled revenue from the last meter reading date to the end of the accounting period is estimated based on the most recent usage patterns, production records and the effective tariff rates. Actual results could differ from those estimates, which would result in adjusting the operating revenue in the period which the revision to Water Utility Services estimates are determined.

Revenues also include a surcharge collected from regulated customers that are paid to the CPUC. This surcharge is recorded both in operating revenues and administrative and general expenses. For the years ended December 31, 2009, 2008 and 2007, the surcharge was $3,303, $2,999 and $2,708, respectively.

Revenue from San Jose Water Company's nonregulated utility operations and billing or maintenance agreements are recognized when services have been rendered. Nonregulated operating revenue in 2009, 2008 and 2007 includes $4,563, $4,612 and $4,561, respectively, from the operation of the City of Cupertino municipal water system. Revenue from SJW Land Company is recognized ratably over the term of the leases.

Balancing Account

For California, the CPUC has established a balancing account mechanism for the purpose of tracking the under-collection or over-collection associated with expense changes and the revenue authorized by the CPUC to offset those expense changes. Since the balances have to be approved by the CPUC before they can be incorporated into rates, San Jose Water Company does not recognize the balancing account in its revenue until the CPUC authorizes the change in customers' rates. As of December 31, 2009 and 2008, the total accrued in San Jose Water Company's balancing account was an under-collection of $157 and an over-collection of $1,977, respectively, including interest.

Share-Based Payment

SJW Corp. utilizes the Black-Scholes option-pricing model, which requires the use of subjective assumptions, to compute the fair value of options at grant date, the fair value of options granted and is the basis for the share-based compensation for financial reporting purposes. In addition, SJW Corp. estimates forfeitures for the share-based awards that are not expected to vest.

Maintenance Expense

Planned major maintenance projects are charged to expense as incurred. SJW Corp. does not accrue maintenance costs prior to periods in which they are incurred.

Earnings per Share

Basic earnings per share is calculated using income available to common shareholders, divided by the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated based upon the weighted average number of common shares including both shares outstanding and shares potentially issued in connection with stock options and restricted common stock units granted under SJW Corp.'s Long-Term Incentive Plan, and income available to common shareholders. Anti-dilutive restricted common stock units and stock options of 5,851, 4,081 and 640 as of December 31, 2009, 2008 and 2007, respectively, were excluded from the dilutive earnings per share calculation.

Note 2. Capitalization

SJW Corp. is authorized to issue 36,000,000 shares of common stock of $0.521 par value per share. At December 31, 2009 and 2008, 18,499,602 and 18,452,447, respectively, shares of common stock were issued and outstanding.

At December 31, 2009 and 2008, 176,407 shares of preferred stock of $25 par value per share were authorized and none were outstanding.

Note 3. Line Of Credit

SJW Corp. and its subsidiaries have available an unsecured bank line of credit, allowing aggregate short-term borrowings of up to $55,000. This line of credit bears interest at variable rates and expires on June 1, 2010. As of December 31, 2009 and 2008, SJW Corp. has an outstanding balance on the line of credit of $5,800 and $18,400, respectively. Cost of borrowing averaged 2.00% and 2.25%, respectively, as of December 31, 2009 and 2008.

San Jose Water Company issued two standby letters of credit with a commercial bank in the amount of $3,000 in support of its Safe Drinking Water State Revolving Fund ("SDWSRF") loans which was funded in 2005 and 2008. The letters of credit automatically renew for one year each December unless the issuing bank elects not to renew it, and the amount of coverage can be reduced as the loan principal balance decreases.

Note 4. Long-Term Debt

Long-term debt as of December 31 was as follows:

Description	Due Date	2009	2008
Senior notes, San Jose Water Company:			
A 8.58%	2022	$ 20,000	20,000
B 7.37%	2024	30,000	30,000
C 9.45%	2020	10,000	10,000
D 7.15%	2026	15,000	15,000
E 6.81%	2028	15,000	15,000
F 7.20%	2031	20,000	20,000
G 5.93%	2033	20,000	20,000
H 5.71%	2037	20,000	20,000
I 5.93%	2037	20,000	20,000
J 6.54%	2024	10,000	—
K 6.75%	2039	20,000	—
SJWTX, Inc. Series A 6.27%	2036	15,000	15,000
Total senior notes		$215,000	185,000
Mortgage loans 5.61% - 6.09%	2013		
	2016		
	2017	25,090	25,601
Bexarmet obligation 6.5% imputed interest, SJWTX, Inc.	2013	1,389	—
444 West Santa Clara Street, L.P. 7.80% (non-recourse to SJW Land Company)	2011	3,796	3,905
SDWSRF loans 2.39% and 2.60%, San Jose Water Company	2027	2,685	2,812
Total debt		$247,960	217,318
Less: Current portion		1,081	705
Total long-term debt, less current portion		$246,879	216,613

Senior notes held by institutional investors are unsecured obligations of San Jose Water Company and SJWTX, Inc. and require interest-only payments until maturity. To minimize issuance costs, all of the companies' debt has historically been privately placed.

The senior note agreements of San Jose Water Company generally have terms and conditions that restrict the company from issuing additional funded debt if: (1) the funded debt would exceed 66-2/3% of total capitalization, and (2) net income available for interest charges for the trailing 12-calendar month period would be less than 175% of interest charges. As of December 31, 2009, San Jose Water Company does not face any restrictions in issuing future indebtedness as a result of these terms and conditions.

The senior note agreement of SJWTX, Inc. has terms and conditions that restrict SJWTX, Inc. from issuing additional funded debt if: (1) the funded debt would exceed 66-2/3% of total capitalization, and (2) net income available for interest charges for the trailing 12-calendar month period would be less than 175% of interest charges. In addition, SJW Corp. is a guarantor of the senior note which has terms and conditions that restrict SJW Corp. from issuing additional funded debt if: (1) the funded debt exceeds 66-2/3% of total capitalization, and (2) the minimum net worth of SJW Corp. becomes less than $125,000 plus 30% of the Water Utility Services cumulative net income since December 31, 2005. As of December 31, 2009, SJW Corp. does not face any restrictions in issuing any future indebtedness as a result of these terms and conditions.

The mortgage loans, which are the obligations of SJW Land Company, are due in 2013, 2016 and 2017. These loans amortize over 25 years, are secured by four leased properties and carry a fixed interest rate with 120 monthly principal and interest payments. The loan agreements generally restrict the company from prepayment in the first three years and require submission of periodic financial reports as part of the loan covenants. An amortization schedule of the mortgage loans is as follows:

	Amortization Schedule		
Year	Total Payment	Interest	Principal
2010	1,992	1,450	542
2011	1,992	1,418	574
2012	1,992	1,385	607
2013	9,096	1,086	8,010
2014	1,229	877	352
Thereafter	16,732	1,727	15,005

SJWTX, Inc. became obligated to purchase certain assets from Bexarmet in a phased-purchase transaction. As a result of this obligation, SJWTX, Inc. recorded a liability totaling $1,472,000. The phased asset purchase requires SJWTX, Inc. to complete the acquisition over a 4-year period and to make quarterly payments with an imputed borrowing rate of 6.5%. As of December 31, 2009, $185,000 is recorded as a discount and will be amortized over the life of the loan.

	Amortization Schedule		
Year	Total Payment	Discount	Principal
2010	332	15	317
2011	342	36	306
2012	352	57	295
2013	363	78	285

444 West Santa Clara Street, L.P., in which SJW Land Company owns a 70% limited partnership interest, has a mortgage loan in the outstanding amount of $3,796 as of December 31, 2009. The mortgage loan is due in April 2011 and has been amortized over 25 years with a fixed interest rate of 7.8%. The loan is secured by the partnership's real property and is non-recourse to SJW Land Company. An amortization schedule of the mortgage loan is as follows:

	Amortization Schedule		
Year	Total Payment	Interest	Principal
2010	410	292	118
2011	3,820	142	3,678

San Jose Water Company has two loans from the SDWSRF at a rate of 2.39% and 2.60%. The outstanding loan balances as of December 31, 2009 is $2,685. San Jose Water Company issued standby letters of credit with a commercial bank in the amount of $3,000 in support of these loans. The letters of credit automatically renew for one year each December unless the issuing bank elects not to renew it. The amount of coverage can be reduced as the principal balances decrease. An amortization schedule of the SDWSRF loans is as follows:

	Amortization Schedule		
Year	Total Payment	Interest	Principal
2010	196	66	130
2011	196	63	133
2012	196	60	136
2013	196	56	140
2014	196	53	143
Thereafter	2,333	330	2,003

The fair value of long-term debt as of December 31, 2009 and 2008 was approximately $286,256 and $206,845, respectively, and was determined using a discounted cash flow analysis, based on the current rates for similar financial instruments of the same duration and creditworthiness of the company.

Note 5. Income Taxes

The components of income tax expense were:

	2009	2008	2007
Current:			
Federal	$ 717	4,546	10,981
State	3,258	3,409	3,346
Deferred:			
Federal	7,140	6,788	(1,148)
State	(835)	(709)	(630)
	$10,280	14,034	12,549

The following table reconciles income tax expense to the amount computed by applying the federal statutory rate of 34% to income before income taxes:

	2009	2008	2007
"Expected" federal income tax	$ 8,653	12,151	11,155
Increase (decrease) in taxes attributable to:			
State taxes, net of federal income tax benefit	1,710	2,061	1,831
Dividend received deduction	(309)	(309)	(313)
Other items, net	226	131	(124)
	$10,280	14,034	12,549

	2009	2008	2007
Income taxes included in operating expenses	$10,280	13,198	12,549
Income taxes included in gain on sale of utility property	—	269	—
Income taxes included in gain on sale of real estate investments	—	567	—
	$10,280	14,034	12,549

The components of the net deferred tax liability as of December 31 was as follows:

	2009	2008
Deferred tax assets:		
Advances and contributions	$ 15,712	15,992
Unamortized investment tax credit	869	901
Pensions and postretirement benefits	5,702	4,367
California franchise tax	1,087	980
Other	1,067	941
Total deferred tax assets	$ 24,437	23,181
Deferred tax liabilities:		
Utility plant	$ 66,149	58,503
Pension and postretirement benefits	26,533	25,004
Investment in stock	14,350	18,684
Deferred gain-property transfer	16,557	16,061
Debt reacquisition costs	694	744
Other	920	1,223
Total deferred tax liabilities	$125,203	120,219
Net deferred tax liabilities	$100,766	97,038

Based upon the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes it is more likely than not SJW Corp. will realize the benefits of these deductible differences.

SJW Corp. adopted the provisions of FASB ASC Topic 740—"Income Taxes," on January 1, 2007. As a result, SJW Corp. recognized a decrease in its liability for unrecognized tax benefits of approximately $444 which was recorded as an increase to the January 1, 2007, balance of retained earnings. The total amount of unrecognized tax benefits, before the impact of deductions for state taxes, excluding interest and penalties was $1,167 and $1,228 as of December 31, 2009 and 2008, respectively. The amount of tax benefits, net of any federal benefits for state taxes and inclusive of interest that would impact the effective rate, if recognized, is approximately $619 and $647 as of December 31, 2009 and 2008, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at December 31, 2008	$1,343
Additions based on tax position related to the current year, including interest	183
Reductions for tax positions of prior year, including interest	(265)
Balance at December 31, 2009	$1,261

SJW Corp.'s policy is to classify interest and penalties associated with unrecognized tax benefits, if any, in tax expense. Accrued interest expense, net of the benefit of tax deductions which would be available on the payment of such interest, is approximately $55 as of December 31, 2009. SJW Corp. has not accrued any penalties for unrecognized tax benefits.

SJW Corp. anticipates that its unrecognized tax benefits balance will be reduced by approximately $274 within the next twelve months following December 31, 2009 due to lapsing statutes of limitations. Through December 31, 2009, since the adoption of FASB ASC Topic 740, a cumulative reduction of $729 was recorded to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations.

SJW Corp. files U.S. federal income tax returns and income tax returns in various states. The open tax years for the jurisdictions in which SJW Corp. files are as follows:

Jurisdiction	Years Open
Federal	2006 – 2008
California	2005 – 2008
Arizona	2006 – 2008
Connecticut	2006 – 2008
Florida	2006 – 2008
Tennessee	2007 – 2008
Texas	2005 – 2008

Note 6. Intangible Assets

Intangible assets consist of a concession fee paid to the City of Cupertino of $6,800 for operating the City of Cupertino municipal water system, and other intangibles of $4,478. Other intangibles consists of $3,238 which was paid for the right and obligation to provide water service within the retail water service area of the City of Bulverde, Texas and $1,240 primarily incurred in conjunction with Santa Clara Valley Water District ("SCVWD") water contracts related to the operation of San Jose Water Company. All intangible assets are recorded at cost and are amortized using the straight-line method over the legal or estimated economic life of the asset ranging from 5 to 70 years.

Amortization expense for the intangible assets was $311 for the year ended December 31, 2009, $299 for the year ended December 31, 2008 and $299 for the year ended December 31, 2007. Amortization expense for 2010, 2011, 2012, 2013 and 2014 is anticipated to be $311 per year.

The costs of intangible assets as of December 31, 2009 and 2008 are as follows:

	2009	2008
Concession fees	$ 6,800	6,800
Other intangibles	4,478	1,240
Intangible assets	11,278	8,040
Less: Accumulated amortization		
Concession fees	3,332	3,060
Other intangibles	547	473
Net intangible assets	$ 7,399	4,507

Note 7. Commitments

San Jose Water Company purchases water from SCVWD. Delivery schedules for purchased water are based on a contract year beginning July 1 of each year, and are negotiated every three years under terms of a master contract with SCVWD expiring in 2051. For the years ending December 31, 2009, 2008 and 2007, San Jose Water Company purchased from SCVWD 22,100 million gallons ($42,100), 22,500 million gallons ($41,500) and 22,600 million gallons ($38,500), respectively, of contract water. Based on current prices and estimated deliveries, San Jose Water Company expects to purchase a minimum of 21,000 million gallons ($39,900) of water at the current contract water rate of $1,903 per million gallons, from SCVWD in the year ending December 31, 2010. This represents 85% and 90% of the delivery schedule for the six months ending June 30 and December 31, 2010, respectively. Additionally, San Jose Water Company purchases non-contract water from SCVWD on an "as needed" basis and if the water supply is available from SCVWD.

In 1997, San Jose Water Company entered into a 25-year contract agreement with the City of Cupertino to operate the City's municipal water system. San Jose Water Company paid a one-time, up-front concession fee of $6,800 to the City of Cupertino which is amortized over the contract term. Under the terms of the contract agreement, San Jose Water Company assumed responsibility for all maintenance, operating and capital costs, while receiving all payments for water service. Water service rates are subject to approval by the Cupertino City Council.

CLWSC has long-term contracts with the Guadalupe-Blanco River Authority ("GBRA"). The terms of the agreements expire in 2044 and 2050. The agreements, which are take-or-pay contracts, provide CLWSC with 6,700 acre-feet of water from Canyon Lake. The water rate may be adjusted by GBRA at any time, provided they give CLWSC a 60 day written notice on the proposed adjustment.

As of December 31, 2009, San Jose Water Company had 337 employees, of whom 99 were executive, administrative or supervisory personnel, and of whom 238 were members of unions. On October 20, 2009, San Jose Water Company reached a one-year collective bargaining agreement with the Utility Workers of America, representing the majority of all employees, and the International Union of Operating Engineers, representing certain employees in the engineering department, covering the period from January 1, 2010 through December 31, 2010. The agreements include no wage adjustment for union workers for the calendar year 2010 or benefit modifications.

Note 8. Contingencies

SJW Corp. is subject to litigation incidental to its business. There are no pending legal proceedings to which SJW Corp. or any of its subsidiaries is a party or to which any of its properties is the subject that are expected to have a material effect on the SJW Corp.'s financial position, results of operations or cash flows.

Note 9. Partnership Interest

In September 1999, SJW Land Company formed 444 West Santa Clara Street, L.P., a limited partnership, with a real estate development firm whereby SJW Land Company contributed real property in exchange for a 70% limited partnership interest. The real estate development firm is partially owned by an individual who also serves as the Chairman of the Board of SJW Corp. A commercial building was constructed on the partnership property and is leased to an unrelated international real estate firm under a 12-year long-term lease.

The consolidated financial statements of SJW Corp. at December 31, 2009 and 2008 include the operating results of 444 West Santa Clara Street, L.P. Intercompany balances are eliminated. Results of operations and balances of the non-controlling interest are not material to the consolidated financial statements.

Note 10. Employee Benefit Plans

Pension Plans

San Jose Water Company sponsors noncontributory defined benefit pension plans ("Pension Plan"). Benefits under the plans are based on an employee's any three twelve consecutive month periods of employment. San Jose Water Company's policy is to contribute the net periodic pension cost to the plans to the extent it is tax deductible.

The Pension Plan is administered by a committee that is composed of an equal number of company and union representatives. Investment decisions have been delegated by the committee to an Investment Manager, presently Wachovia Securities, LLC. Investment guidelines set forth in the Investment Policy Statement ("IPS") require that at least 25% of plan assets be invested in bonds. Furthermore, equities are to be diversified by industry groups and selected to achieve preservation of capital coupled with long-term growth through capital appreciation and income. Since the Pension Plan's inception in 1984, the plan has achieved an 11.4% return on its investments while the applicable benchmark was 10.5% for the same period. The applicable benchmark is a weighted-average of returns for those benchmarks shown in the table below. For the fiscal year 2009, the Investment Manager, following the required investment guidelines, achieved a 21.3% return on their investments, while the applicable benchmark was 21.4% for the same period.

Generally, it is expected of the Investment Manager that the performance of the assets held in the Pension Plan, computed on a total annual rate of return basis, should meet or exceed specific performance standards over a three-to-five-year period and/or full market cycle. These standards include a specific absolute and risk-adjusted performance standards over a three-to-five-year period and/or full market cycle.

General restrictions have been placed on the Investment Manager. They may not invest in commodities and futures contracts, private placements, options, letter stock, speculative securities, subprime mortgages, or hold more than 5% of assets of any one private corporation. They may only invest in bonds, commercial paper, and money market funds with acceptable ratings by Moody's or Standard & Poor's. The Investment Manager is reviewed regularly regarding performance by the Investment Consultant who provides at least quarterly reports to the committee for review.

San Jose Water Company has an Executive Supplemental Retirement Plan, which is a defined benefit plan under which San Jose Water Company will pay supplemental pension benefits to key executives in addition to the amounts received under the retirement plan. The annual cost of this plan has been included in the determination of the net periodic benefit cost shown below. The plan, which is unfunded, had a projected benefit obligation of $9,679 and $7,585 as of December 31, 2009 and 2008, respectively, and net periodic pension cost of $808, $780 and $767 for 2009, 2008 and 2007, respectively.

Other Postretirement Benefits

In addition to providing pension and savings benefits, San Jose Water Company provides health care and life insurance benefits for retired employees. The plan is a flat dollar plan which is unaffected by variations in health care costs.

Flexible Spending Plan

Effective February 1, 2004, San Jose Water Company established a Flexible Spending Account for its employees for the purpose of providing eligible employees with the opportunity to choose from among the fringe benefits available under the plan. The flexible spending plan is intended to qualify as a cafeteria plan under the provisions of the Internal Revenue Code Section 125. The flexible spending plan allows employees to save pre-tax income in a Health Care Spending Account ("HCSA") and/or a Dependent Care Spending Account ("DCSA") to help defray the cost of out-of-pocket medical and dependent care expenses. The annual maximum limit under the HCSA and DCSA plans is $2.5 and $5, respectively.

Medicare

In December 2003, federal legislation was passed reforming Medicare and introducing the Medicare Part D prescription drug program. San Jose Water Company determined that the new legislation has no impact on its postretirement benefit plan under FASB ASC Topic 715—"Compensation—Retirement Benefits." Because San Jose Water Company has a union contract with its employees whereby San Jose Water Company provides medical benefits at a fixed cost to its retirees, San Jose Water Company's medical costs for postretirement benefits would not be affected by cost fluctuations resulting from the Medicare Part D prescription drug program.

Deferral Plan

San Jose Water Company sponsors a salary deferral plan that allows employees to defer and contribute a portion of their earnings to the plan. Contributions, not to exceed set limits, are matched by the San Jose Water Company. San Jose Water Company contributions were $974, $940 and $896 in 2009, 2008 and 2007, respectively.

Executive Special Deferral Election Plan

SJW Corp. adopted an Executive Special Deferral Election Plan effective January 1, 2005, which was amended effective January 1, 2008. The plan allows certain executives and directors to defer a portion of their earnings each year and to realize an investment return on those funds during the deferral period. Executives and directors have to make an election on the distribution and payment method of the deferrals before services are rendered. San Jose Water Company records the investment return on the deferred funds as compensation expense once the deferrals are made. Executives and directors had deferred $1,890, $1,489 and $1,192 to the plan as of December 31, 2009, 2008 and 2007, respectively. San Jose Water Company recorded an investment return of $76, $69 and $52 as of December 31, 2009, 2008 and 2007, respectively, on the deferred funds as compensation expense.

Assumptions Utilized on Actuarial Calculations

Net periodic cost for the defined benefit plans and other postretirement benefits was calculated using the following weighted-average assumptions:

	Pension Benefits			Other Benefits		
	2009	2008	2007	2009	2008	2007
	%	%	%	%	%	%
Discount rate	6.06	6.50	6.00	6.20	6.50	6.00
Expected return on plan assets	8.00	8.00	8.00	8.00	8.00	8.00
Rate of compensation increase	4.00	4.00	4.00	N/A	N/A	N/A

Benefit obligations for the defined benefit plans and other postretirement benefits were calculated using the following weighted-average assumptions as of December 31:

	Pension Benefits		Other Benefits	
	2009	2008	2009	2008
	%	%	%	%
Discount rate	5.92	6.06	5.83	6.20
Rate of compensation increase	4.00	4.00	N/A	N/A

Generally, it is expected of the Investment Manager that the performance of the assets held in the Pension Plan, computed on a total annual rate of return basis, should meet or exceed specific performance standards over a three-to-five-year period and/or full market cycle. As stated earlier, since the Pension Plan's inception in 1984, the plan has achieved an 11.4% return on its investments while the applicable benchmark was 10.5% for the same period. In 2009, the Investment Manager, following the required investment guidelines, achieved a 21.3% return on their investments, while the applicable benchmark was 21.4% for the same period.

Net Periodic Pension Costs

Net periodic costs for the defined benefit plans and other postretirement benefits for the years ended December 31 was as follows:

	Pension Benefits			Other Benefits		
	2009	2008	2007	2009	2008	2007
Components of Net Periodic Benefit Cost						
Service cost	$ 2,500	2,050	2,282	$ 213	176	193
Interest cost	4,548	4,248	3,946	403	353	328
Expected return on assets	(2,945)	(3,653)	(3,445)	(115)	(121)	(97)
Amortization of transition obligation	—	—	—	57	57	57
Amortization of prior service cost	449	411	451	197	151	166
Recognized actuarial loss	1,903	445	802	8	—	—
Net periodic benefit cost	$ 6,455	3,501	4,036	$ 763	616	647

Reconciliation of Funded Status

For the defined benefit plans and other postretirement benefits, the benefit obligation is the projected benefit obligation and the accumulated benefit obligation, respectively. The actuarial present value of benefit obligations and the funded status of San Jose Water Company's defined benefit pension and other postretirement plans as of December 31 were as follows:

	Pension Benefits		Other Benefits	
	2009	2008	2009	2008
Change in Benefit Obligation				
Benefit obligation at beginning of year	$ 74,630	66,146	$ 6,078	5,517
Service cost	2,500	2,050	213	176
Interest cost	4,548	4,248	403	353
Amendments	6	857	552	—
Actuarial (gain) loss	8,159	3,900	535	266
Benefits paid	(2,698)	(2,571)	(250)	(234)
Benefit obligation at end of year	$ 87,145	74,630	$ 7,531	6,078
Change in Plan Assets				
Fair value of assets at beginning of year	$ 36,645	46,555	$ 1,296	1,418
Actual return on plan assets	7,474	(10,669)	1	39
Employer contributions	3,636	3,330	472	—
Benefits paid	(2,699)	(2,571)	(172)	(161)
Fair value of plan assets at end of year	45,056	36,645	1,597	1,296
Funded status at end of year	$(42,089)	(37,985)	$(5,934)	(4,782)

The amounts recognized on the balance sheet as of December 31 were as follows:

	Pension Benefits		Other Benefits	
	2009	2008	2009	2008
Current liabilities	$ 491	390	$ 48	46
Noncurrent liabilities	41,598	37,595	5,886	4,736
	$42,089	37,985	$5,934	4,782

Upon implementation of FASB ASC Topic 715, San Jose Water Company recorded a regulatory asset, including a gross-up for taxes, on the projected benefit obligation of the postretirement benefit plans. The following table summarizes the change in regulatory assets:

	2009	2008
Funded status of obligation	$48,023	42,767
Accrued benefit cost	(9,458)	(6,424)
Amount to be recovered in future rates	38,565	36,343
Tax gross-up	26,533	25,004
Regulatory asset	$65,098	61,347

The estimated amortization for the year ended December 31, 2010 is as follows:

	Pension Benefits	Other Benefits
Amortization of prior service cost	$ 450	—
Amortization of loss	1,952	—
Total	$2,402	—

Plan Assets

Plan assets for the years ended December 31 were as follows:

	Pension Benefits		Other Benefits	
	2009	2008	2009	2008
Fair value of assets at end of year:				
Debt securities	$16,510	16,590	—	—
	36.7%	*45.3%*	—	—
Equity securities	$26,781	18,990	—	—
	59.4%	*51.8%*	—	—
Cash and equivalents	$ 1,765	1,065	$1,597	1,296
	3.9%	*2.9%*	*100%*	*100%*
Total	$45,056	36,645	$1,597	1,296

In December 2008, the FASB issued an amendment to FASB ASC Topic 715—"Compensation—Retirement Benefits" to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The amendment requires disclosures surrounding how investment allocation decisions are made, the major categories of plan assets, the inputs and valuation techniques to measure the fair value of plan assets, a rollforward of Level 3 inputs, and significant concentration of risk within plan assets. Prior year comparisons are not required to be presented in the first and second year after adoption. The disclosure requirement under this amendment is effective for our fiscal year beginning January 1, 2009.

The following table summarizes the fair values of plan assets by major categories as required by FASB ASC Topic 715, as of December 31, 2009:

			Fair Value Measurements at December 31, 2009		
Asset Category	Benchmark	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents		$ 3,361	$ 3,361	—	—
Actively Managed (a):					
U.S. Large Cap Equity	Russell 1000 Growth	3,444	3,444	—	—
U.S. Small Mid Cap Equity	Russell 2500	3,398	3,398	—	—
Non-U.S. Large Cap Equity	MSCI EAFE Net	2,611	2,611	—	—
Passive Index Fund ETFs (b):					
U.S. Large Cap Equity	S&P 500	8,113	8,113	—	—
U.S. Small Mid Cap Equity	Russell 2500	2,059	2,059	—	—
U.S. Small Cap Equity	Russell 2000	1,378	1,378	—	—
Emerging Market Equity	MSCI Emerging Markets Net	2,233	2,233	—	—
Non-U.S. Large Cap Equity	MSCI EAFE Net	2,629	2,629	—	—
REIT	Nareit—Equity Reits	916	916	—	—
Fixed Income (c)	(c)	16,511	16,511	—	—
Total		$46,653	$46,653	—	—

The Plan has a target allocation of 60% invested in a diversified array of equity securities to provide long-term capital appreciation and 40% invested in a diversified array of fixed income securities to provide preservation of capital plus generation of income.

(a) Actively managed portfolio of securities with the goal to exceed the stated benchmark performance.

(b) Open-ended fund of securities with the goal to track the stated benchmark performance.

(c) Actively managed portfolio of fixed income securities with the goal to exceed the Barclays Capital Aggregate Bond and Merrill Lynch High Yield Master II performance.

In 2010, San Jose Water Company expects to make a contribution of $2,870 and $471 to the pension plan and other post retirement benefit plan, respectively.

Benefits expected to be paid in the next five years are:

	Pension Plan	Other Postretirement Benefit Plan
2010	$ 3,159	$ 274
2011	3,460	310
2012	3,944	359
2013	4,293	397
2014	4,541	430
2015 - 2019	26,590	2,675

Note 11. Long-Term Incentive Plan and Share-Based Payments

Common Shares

SJW Corp. has a Long-Term Stock Incentive Plan (the "Plan"), which has 1,800,000 common shares reserved for issuance. The Plan was initially adopted by the Board of Directors on March 6, 2002. The Plan was subsequently amended, and the amended and restated Plan was adopted by the Board on January 30, 2008 and became effective on April 30, 2008. The Plan allows SJW Corp. to provide employees, non-employee Board members or the Board of Directors, consultants, and other independent advisors who provide services to the company or any parent or subsidiary the opportunity to acquire an equity interest in SJW Corp. The special incentive compensation programs previously established for the non-employee Board members under the Plan, namely, the Deferral Election Program and Deferred Restricted Stock Program, each amended effective January 1, 2008, shall continue in effect under the Plan.

A participant in the Plan generally may not receive Plan awards covering an aggregate of more than 600,000 common shares in any calendar year. Additionally, awards granted under the Plan may be conditioned upon the attainment of specified company performance goals. The types of awards included in the Plan are restricted stock awards, restricted stock units, performance shares, or other stock-based awards. In addition, shares are issued under the Employee Stock Purchase Plan (ESPP). As of December 31, 2009, 2008 and 2007, 178,759, 150,866 and 87,700 shares have been issued pursuant to the Plan, and 352,012, 340,186 and 367,404 shares are issuable upon the exercise of outstanding options, restricted stock units, and deferred restricted stock units for the years ended 2009, 2008 and 2007, respectively. The remaining shares available for issuance under the Plan are 1,269,229, 1,308,948, and 1,344,896 for the years ended 2009, 2008 and 2007, respectively. The compensation costs charged to income is recognized on a straight-line basis over the requisite service period. The total compensation costs charged to income under the Plan were $807, $601 and $655 for 2009, 2008 and 2007, respectively. A summary of compensation costs charged to income, proceeds from the exercise of stock options and similar instruments and the tax benefit realized from share options exercised, that are recorded to additional paid-in capital and common stock, by award type, are presented below for the three years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Compensation costs charged to income:			
Stock options	$ 11	58	105
Restricted stock and deferred restricted stock	796	543	550
Total compensation costs charged to income	$807	601	655
Proceeds from the exercise of stock options and similar instruments:			
Stock options	$ 29	243	648
ESPP	602	496	485
Restricted stock and deferred restricted stock	10	123	165
Other	—	28	—
Total exercise of stock options and similar instruments	$641	890	1,298
Tax benefits realized from share options exercised and stock issuance:			
Stock options	$ 3	80	395
Restricted stock and deferred restricted stock	71	301	150
Total tax benefits realized from share options exercised	$ 74	381	545

Stock Options

SJW Corp. applies FASB ASC Topic 718—"Compensation—Stock Compensation," for all existing and new share-based compensation plans. To estimate the fair value of options at grant date as the basis for the stock-based compensation awards, SJW Corp. utilizes the Black-Scholes option-pricing model, which requires the use of subjective assumptions. Further, as required under ASC Topic 718, SJW Corp. estimates forfeitures for the share-based awards that are not expected to vest. Changes in these inputs and assumptions can affect the measure of estimated fair value of our share based compensation and the amount and timing of expense recognition.

Awards in the form of stock option agreements under the Plan allow executives to purchase common shares at a specified price. Options are granted at an exercise price that is not less than the per share market price on the date of the grant. Options vest at a 25% rate on each annual date over four years and are exercisable over a 10 year period.

No options were granted for the years ending December 31, 2009, 2008 and 2007. For the years ended 2009, 2008 and 2007, options covering 1,672, 17,020 and 45,794 shares of common stock and options covering 4,677, 4,704 and 5,849 shares of common stock from vested dividend equivalent rights were exercised, respectively.

ASC Topic 718 requires the cash flows resulting from the tax benefits for tax deduction in excess of the compensation expense recorded for those options (excess tax benefits) to be classified as cash from financing activities. For the years ended December 31, 2009, 2008 and 2007, total cash received on exercise of options amounted to $35, $327 and $1,072 and the tax benefit realized from stock options exercised amounted to $3, $80 and $395. Shares subject to outstanding options under the Plan were 97,656, 85,166 and 116,348 as of December 31, 2009, 2008 and 2007, respectively.

SJW Corp. has recognized share based compensation expense of $11, $58 and $105 for the stock options granted under the Incentive Plan for the years ended December 31, 2009, 2008 and 2007, respectively.

Stock Options

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Aggregate Intrinsic Value
Outstanding as of January 1, 2007	162,142	$ 16.40	7.18	$3,624,737
Granted	—	—	—	—
Exercised	(45,794)	14.13	—	—
Forfeited	—	—	—	—
Outstanding as of December 31, 2007	116,348	$ 17.30	6.49	$2,020,924
Granted	—	—	—	—
Exercised	(17,020)	14.28	—	—
Forfeited	—	—	—	—
Outstanding as of December 31, 2008	99,328	$ 17.82	5.65	$1,204,024
Granted	—	—	—	—
Exercised	(1,672)	17.63	—	—
Forfeited	—	—	—	—
Outstanding as of December 31, 2009	97,656	$ 17.82	4.64	$ 535,397
Options exercisable at December 31, 2009	97,656	$ 17.82	4.64	$ 535,397
Range of exercise prices		$14.85 – 27.69		
Weighted-average fair value of options granted during the year	—	—	—	—

A summary of the status of SJW Corp.'s nonvested stock options as of December 31, 2009 and changes during the three years ended December 31, 2009, are presented below:

	Shares	Weighted Grant-Date Fair Value
Nonvested as of January 1, 2007	82,366	$1.95
Granted	—	—
Vested	(41,267)	$3.16
Forfeited	—	—
Nonvested as of December 31, 2007	41,099	$3.65
Granted	—	—
Vested	(26,937)	$3.42
Forfeited	—	—
Nonvested as of December 31, 2008	14,162	$4.09
Granted	—	—
Vested	(14,162)	$4.09
Forfeited	—	—
Nonvested as of December 31, 2009	—	—

As of December 31, 2009, there are no unrecognized compensation costs related to stock options as all costs have been recognized.

Restricted Stock and Deferred Restricted Stock Plans

Under SJW Corp.'s Amended and Restated Deferred Restricted Stock Program (the "Deferred Restricted Stock Program"), SJW Corp. granted deferred restricted stock units to non-employee Board members. This program was amended effective January 1, 2008. As a result of that amendment, no new awards of deferred restricted stock units will be made under the Deferred Restricted Stock Program with respect to Board service after December 31, 2007.

On April 27, 2009, a total of 7,562 shares of common stock were distributed to a retired member of SJW Corp.'s Board of Directors. The excess tax benefits realized from the distribution of such shares of common stock to the retired Board member amounted to $42.

On January 27, 2009, a total of 21,000 restricted and deferred restricted stock units were awarded to a key executive of SJW Corp., which includes 7,000 market performance-based restricted stock units that will convert into shares of SJW Corp.'s common stock upon vesting at the end of a three year period if specific market performance goals are attained. These units do not include dividend equivalent rights. The fair value of the market performance-based restricted award was estimated using the fair value of SJW Corp.'s common stock with the effect of market conditions and no dividend yield on the date of grant, and assumes the performance goals will be attained. Share-based compensation expense is recognized over three years at $13.57 per unit for market performance-based stock units and $25.24 per unit for the remaining 14,000 restricted and deferred restricted stock units. If the requisite service is not rendered, no compensation cost will be recognized and any recognized compensation cost will be reversed.

Additionally, in January of 2009, a total of 13,569 restricted stock units were awarded to several executives of SJW Corp. and its subsidiaries, which include 11,730 units that will vest in four equal successive installments upon completion of each year of service and 1,839 restricted stock units that will vest in three equal successive installments upon completion of each year of service. These units include dividend equivalent rights. Share-based compensation expense is being recognized at grant date fair values of $26.83 and $25.24 per unit, respectively, over the vesting periods beginning in 2009.

In January of 2009, a total of 10,499 of restricted stock units granted to a key employee of SJW Corp. in 2006, 2007, and 2008 were vested and issued, and the tax deduction available from realizing the stock issuance was less than the deferred tax asset previously recognized by $8.

During 2009, 3,483 of restricted stock units granted to several executives of SJW Corp. in 2006, 2007 and 2008 were vested and issued, and the tax deduction available from realizing the stock issuance was less than the deferred tax asset previously recognized by $8.

As of December 31, 2009, 2008 and 2007, SJW Corp. has recognized an aggregate share-based compensation expense of $796, $543 and $550, respectively, related to restricted and deferred restricted stock awards to the employees. As of December 31, 2009, 2008 and 2007, SJW Corp. has recognized an aggregate share-based compensation expense of $0, $0 and $220, respectively, related to restricted and deferred restricted stock awards to the non-employee Board members of SJW Corp. As of December 31, 2009, 2008 and 2007, the tax benefit realized from restricted and deferred restricted stock awards amounted to $71, $301 and $150.

Restricted and Deferred Restricted Stock

	Units	Weighted Average Grant-Date Fair Value
Outstanding as of January 1, 2007	217,832	$15.68
Issued	28,742	$32.29
Exercised	(15,308)	$19.55
Forfeited	(2,052)	$38.76
Outstanding as of January 1, 2008	229,214	$17.36
Issued	31,150	$24.38
Exercised	(38,355)	$17.93
Forfeited	(980)	$33.45
Outstanding as of January 1, 2009	221,029	$18.18
Issued	34,569	$23.42
Exercised	(20,670)	$24.68
Forfeited	(340)	$26.83
Outstanding as of December 31, 2009	234,588	$18.36
Shares vested as of December 31, 2009	160,590	$15.82

A summary of the status of SJW Corp.'s nonvested restricted and deferred restricted stock plans as of December 31, 2009, and changes during the three year period ended December 31, 2009, are presented below:

	Units	Weighted Grant-Date Fair Value
Nonvested as of January 1, 2007	18,902	$28.25
Granted	28,742	$32.29
Vested	(10,415)	$38.76
Forfeited	(2,052)	$38.76
Nonvested as of January 1, 2008	35,177	$29.64
Granted	31,150	$24.38
Vested	(9,263)	$32.71
Forfeited	(980)	$33.45
Nonvested as of January 1, 2009	56,084	$26.14
Granted	34,569	$23.42
Vested	(16,315)	$30.58
Forfeited	(340)	$26.83
Nonvested as of December 31, 2009	73,998	$23.89

As of December 31, 2009, the total unrecognized compensation costs related to restricted and deferred restricted stock plans amounted to $953. This cost is expected to be recognized over a weighted-average period of 1.18 years.

Dividend Equivalent Rights

Under the Plan, holders of options, restricted stock and deferred restricted stock awards may have the right to receive dividend rights ("DERs") each time a dividend is paid on common shares after the grant date. Stock compensation on DERs is recognized as a liability and recorded against retained earnings on the date dividends are issued.

The Deferred Restricted Stock and Deferral Programs for non-employee Board members were amended effective January 1, 2008, to allow the DERs' with respect to the deferred shares to remain in effect only through December 31, 2017. Accordingly, the last DERs' conversion into deferred restricted stock units will occur on the first business day in January 2018. Previously, no such time limitation was placed in the Deferred Restricted Stock and Deferral Election Program.

On January 2, 2009, the final DERs related to the 2005 option grants were converted to common stock units, and 1,346 shares were credited into the participants' option deferred stock unit accounts. Accordingly, on this same date, 4,677 shares of common stock attributed to the 2005 stock option grant were totally vested and issued under the Plan to participants. The tax benefit realized from the stock issuance was $45.

Additionally, SJW Corp. paid cash in the amount of $4 to settle the DERs earned but not converted.

As of December 31, 2009, 2008 and 2007, a cumulative of 40,318, 34,828 and 29,050 dividend equivalent rights were converted, since inception, to deferred restricted stock awards, respectively. For the years ended December 31, 2009, 2008 and 2007, $123, $173 and $223 related to dividend equivalent rights was recorded against retained earnings and were accrued as a liability.

Employee Stock Purchase Plan

The ESPP allows eligible employees to purchase shares of SJW Corp.'s common stock at 85% of the fair market value of shares on the purchase date. Under the ESPP, employees can designate up to a maximum of 10% of their base compensation for the purchase of shares of common stock, subject to certain restrictions. A total of 270,400 shares of common stock have been reserved for issuance under the ESPP.

Since its inception, there have been seven purchase intervals. As of December 31, 2009, 2008 and 2007, a total of 24,674, 17,807 and 14,741 shares, respectively, have been issued under the ESPP. The ESPP has no look-back provisions. As of December 2009, 2008 and 2007, cash received from employees towards the ESPP amounted to $537, $472 and $424, respectively.

After considering the estimated employee terminations or withdrawals from the plan before the purchase date, for the years ended December 31, 2009, 2008 and 2007, SJW Corp. recorded expense of $90, $75 and $74 related to the ESPP.

As of December 31, 2009, total unrecognized compensation costs related to the semi-annual offering period that ends January 31, 2010, for the ESPP is approximately $8. This cost is expected to be recognized during the first quarter of 2010.

Note 12. Sale of Real Estate Investments and Utility Property

On November 21, 2008, San Jose Water Company sold an approximate one-half acre of property for $1,500. SJW Corp. recognized a gain on the sale of real estate investment of $796, net of taxes of approximately $548.

On April 17, 2006, San Jose Water Company entered into an agreement with Adobe Systems Incorporated ("Adobe") for Adobe to purchase approximately one acre of property and buildings located in San Jose, California for a total purchase price of approximately $4,000. The transaction required approval by the CPUC since the property and buildings are utility plant assets. On October 2, 2008, the CPUC authorized San Jose Water Company to sell the property with approximately $1,525 of the proceeds being distributed to San Jose Water Company customers through a monthly surcredit for a period not to exceed one year. On December 4, 2008, SJW Corp. recognized a gain on the sale of utility property of $392, net of taxes of approximately $269.

Note 13. Segment and Nonregulated Businesses Reporting

SJW Corp. is a holding company with four subsidiaries: (i) San Jose Water Company, a water utility operation with both regulated and nonregulated businesses, (ii) SJW Land Company and its consolidated variable interest entity, 444 West Santa Clara Street, L.P., which operates commercial building rentals ("Real Estate Services"), (iii) SJWTX, Inc. which is doing business as Canyon Lake Water Service Company, a regulated water utility located in Canyon Lake, Texas and (iv) Texas Water Alliance Limited, a nonregulated water utility operation which is undertaking activities that are necessary to develop a water supply project in Texas. In accordance with FASB ASC Topic 280—"Segment Reporting," SJW Corp. has determined that it has two reportable business segments. The first segment is that of providing water utility and utility-related services to its customers through SJW Corp.'s subsidiaries, San Jose Water Company, Canyon Lake Water Service Company and Texas Water Alliance, together referred to as the "Water Utility Services". The second segment is property management and investment activity conducted by SJW Land Company, the "Real Estate Services."

SJW Corp.'s reportable segments have been determined based on information used by the chief operating decision maker. SJW Corp.'s chief operating decision maker is its President and Chief Executive Officer ("CEO"). The CEO reviews financial information presented on a consolidated basis that is accompanied by disaggregated information about operating revenue, net income and total assets, by subsidiaries.

The tables below set forth information relating to SJW Corp.'s reportable segments and distribution of regulated and nonregulated business activities within the reportable segments. Certain allocated assets, revenue and expenses have been included in the reportable segment amounts. Other business activity of SJW Corp. not included in the reportable segments is included in the "All Other" category.

	For twelve months ended December 31, 2009						
	Water Utility Services		Real Estate Services	All Other*	SJW Corp.		
	Regulated	Non regulated	Non regulated	Non regulated	Regulated	Non regulated	Total
Operating revenue	207,707	4,563	3,827	—	207,707	8,390	216,097
Operating expense	178,409	3,721	3,233	1,334	178,409	8,288	186,697
Operating income (loss)	29,298	842	594	(1,334)	29,298	102	29,400
Net income (loss)	15,973	841	(1,424)	(219)	15,973	(802)	15,171
Depreciation and amortization	23,622	344	1,677	—	23,622	2,021	25,643
Interest expense	14,118	—	1,826	26	14,118	1,852	15,970
Income tax expense (benefit) in operations income	11,459	578	(1,139)	(618)	11,459	(1,179)	10,280
Assets	750,194	6,569	81,177	40,534	750,194	128,280	878,474

	For twelve months ended December 31, 2008						
	Water Utility Services		Real Estate Services	All Other*	SJW Corp.		
	Regulated	Non regulated	Non regulated	Non regulated	Regulated	Non regulated	Total
Operating revenue	209,189	4,612	6,546	—	209,189	11,158	220,347
Operating expense	179,980	3,794	2,995	684	179,980	7,473	187,453
Operating income (loss)	29,209	818	3,551	(684)	29,209	3,685	32,894
Net income (loss)	19,779	758	1,437	(513)	19,779	1,682	21,461
Depreciation and amortization	22,044	322	1,677	—	22,044	1,999	24,043
Interest expense	12,467	85	1,890	285	12,467	2,260	14,727
Income tax expense (benefit) in operations income	12,009	520	910	(241)	12,009	1,189	13,198
Assets	710,284	5,521	83,239	51,833	710,284	140,593	850,877

	For twelve months ended December 31, 2007						
	Water Utility Services		Real Estate Services	All Other*	SJW Corp.		
	Regulated	Non regulated	Non regulated	Non regulated	Regulated	Non regulated	Total
Operating revenue	195,444	4,560	6,486	111	195,444	11,157	206,601
Operating expense	169,062	3,636	2,994	1,156	169,062	7,786	176,848
Operating income (loss)	26,382	924	3,492	(1,045)	26,382	3,371	29,753
Net income	16,515	824	1,843	141	16,515	2,808	19,323
Depreciation and amortization	20,935	320	1,592	7	20,935	1,919	22,854
Interest expense	10,772	272	1,847	118	10,772	2,237	13,009
Income tax expense (benefit) in operations income	11,206	561	1,081	(299)	11,206	1,343	12,549
Assets	636,220	5,836	84,493	40,777	636,220	131,106	767,326

* The "All Other" category includes Crystal Choice Water Service LLC, which was sold and liquidated in 2007, and SJW Corp., on a stand-alone basis.

Note 14. Fair Value Measurement

The following table summarizes SJW Corp.'s assets and liabilities measured at fair value as required by FASB ASC Topic 820—"Fair Value Measurements and Disclosures," as of December 31, 2009:

	Balance as of December 31, 2009	Level 1	Level 2	Level 3
Assets:				
Investment in California Water Service Group	$40,500	$40,500	—	—

FASB ASC Topic 820 also addresses fair value measurements for purposes of lease classification or measurement. ASC Topic 820 defers the effective date for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability as defined in ASC Topic 820. SJW Corp.'s adoption of ASC Topic 820 did not have a material impact on SJW Corp.'s financial position, results of operations or cash flows.

Note 15. Subsequent Events

SJW Corp. has evaluated subsequent events through March 5, 2010. Financial statements are expected to be filed with the Securities and Exchange Commission on March 5, 2010.

On February 1, 2010, SJW Land Company entered into agreements to lease out approximately 85,000 square feet of its office building located in Knoxville, Tennessee to a single tenant. Such leases have an initial ten-year term with two five-year options. SJW Land Company will continue its efforts to lease the remainder of the office building.

Note 16. Unaudited Quarterly Financial Data

Summarized quarterly financial data is as follows:

	2009 Quarter Ended			
	March	June	September	December
Operating revenue	$40,021	58,194	69,326	48,556
Operating income	3,455	8,031	11,669	6,245
Net income	116	4,418	8,017	2,620
Comprehensive income (loss)	(2,850)	1,160	9,380	1,245
Earnings per share:				
—Basic	0.01	0.24	0.43	0.14
—Diluted	0.01	0.23	0.43	0.14
Market price range of stock:				
—High	29.43	26.80	23.95	23.24
—Low	18.72	19.70	21.07	21.11
Dividend per share	0.16	0.17	0.16	0.17

	2008 Quarter Ended			
	March	June	September	December
Operating revenue	$41,253	60,058	69,507	49,529
Operating income	5,770	9,532	11,465	6,127
Net income	2,718	6,278	8,257	4,208
Comprehensive income	3,451	2,787	11,975	9,355
Earnings per share:				
—Basic	0.15	0.34	0.45	0.23
—Diluted	0.15	0.34	0.44	0.23
Market price range of stock:				
—High	34.20	32.46	29.97	29.94
—Low	28.05	26.40	23.65	21.71
Dividend per share	0.16	0.16	0.16	0.16

SJW CORP.

FINANCIAL STATEMENT SCHEDULE

Schedule II

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Years ended December 31, 2009 and 2008

(in thousands)

Description	2009	2008
Allowance for doubtful accounts:		
Balance, beginning of period	$ 279	196
Charged to expense	475	470
Accounts written off	(577)	(431)
Recoveries of accounts written off	108	44
Balance, end of period	$ 285	279
Reserve for litigation and claims:		
Balance, beginning of period	$ 668	272
Charged to expense	429	526
Revision to accrual, due to settlements	(280)	(25)
Payments	(400)	(105)
Balance, end of period	$ 417	668

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Control and Procedures

SJW Corp.'s management, with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of SJW Corp.'s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, the "Exchange Act"), as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that SJW Corp.'s disclosure controls and procedures as of the end of the period covered by this report have been designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed by SJW Corp. in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. SJW Corp. believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Management's Report on Internal Control over Financial Reporting

SJW Corp.'s management is responsible for establishing and maintaining an adequate internal control structure over financial reporting and for an assessment of the effectiveness of internal control over financial reporting, as such items are defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act.

Management has utilized the criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of internal control over financial reporting.

SJW Corp.'s management has performed an assessment of the effectiveness of internal control over financial reporting as of December 31, 2009. Based on this assessment, management has concluded SJW Corp.'s internal control over financial reporting as of December 31, 2009 is effective.

KPMG LLP has audited the effectiveness of the company's internal control over financial reporting as of December 31, 2009. Their report is included in Item 8 of this report.

Changes in Internal Controls

There has been no change in internal control over financial reporting during the fourth fiscal quarter of 2009 that has materially affected, or is reasonably likely to materially affect, the internal controls over financial reporting of SJW Corp.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this item is contained in part under the caption "Officers of the Registrant" in Part I, Item 1, of this report, and in SJW Corp.'s Proxy Statement for its 2010 Annual Meeting of Shareholders to be held on April 28, 2010 (the "2010 Proxy Statement") under the captions "Proposal No. 1—Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance," and is incorporated herein by reference.

Code of Ethics

SJW Corp. has adopted a code of ethics that applies to SJW Corp.'s Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. The text of the code of ethics is available at the company's website at *http://www.sjwater.com*. SJW Corp. intends to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or a waiver from, a provision of its code of ethics by posting such information on its website.

Corporate Governance Guidelines and Board Committee Charters

The Corporate Governance Guidelines and the charters for the board committees—the Audit Committee, Executive Compensation Committee, Real Estate Committee, and Nominating & Governance Committee—are available at the company's website at *http://www.sjwater.com*. Shareholders may also request a free hard copy of the Corporate Governance Guidelines and the charters from the following address and phone number:

SJW Corp.
110 West Taylor Street
San Jose, CA 95110
Attn: Corporate Secretary
Phone: 800-250-5147

SJW Corp. is filing as an exhibit to this Form 10-K for the year ended December 31, 2009, certifications pursuant to Sarbanes-Oxley Action Section 302 regarding the quality of its public disclosure.

Item 11. ***Executive Compensation***

The information required by this item is contained in the 2010 Proxy Statement under the captions "Compensation of Directors," "Executive Compensation and Related Information," "Compensation Committee Interlocks and Insider Participation," and "Committee Reports" and is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this item is contained in the 2010 Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance under Equity Compensation Plans" and is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transaction and Director Independence***

The information required by this item is contained in the 2010 Proxy Statement under the caption "Certain Relationships and Related Transactions" and "Independent Directors" and is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

The information required by this item is contained in the 2010 Proxy Statement under the caption "Principal Independent Accountants' Fees and Services" and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

	Page
(a)(1) Financial Statements	
Reports of Independent Registered Public Accounting Firm	35
Consolidated Balance Sheets as of December 31, 2009 and 2008	36
Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2009, 2008 and 2007	38
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2009, 2008 and 2007	39
Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007	40
Notes to Consolidated Financial Statements	41
(a)(2) Financial Statement Schedule	
Valuation and Qualifying Accounts and Reserves, Years ended December 31, 2009 and 2008	67

All other schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

(a)(3) Exhibits required to be filed by Item 601 of Regulation S-K.

See Exhibit Index located immediately following this Item 15.

The exhibits filed herewith are attached hereto (except as noted) and those indicated on the Exhibit Index which are not filed herewith were previously filed with the Securities and Exchange Commission as indicated.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Restated Articles of Incorporation of SJW Corp. Incorporated by reference to Exhibit 3.1 to Form 10-K for year ended December 31, 2001.
3.2	Certificate of Amendment of the Restated Articles of Incorporation of SJW Corp., as filed with the Secretary of State of the State of California on February 22, 2006. Incorporated by reference to Exhibit 3.1 to Form 8-K filed on February 27, 2006.
3.3	By-Laws of SJW Corp., as amended on May 6, 2009. Incorporated by reference to Exhibit 3.1 to Form 8-K filed on May 7, 2009.
4	Instruments Defining the Rights of Security Holders, including Indentures: No current issue of the registrant's long-term debt exceeds 10 percent of its total assets. SJW Corp. hereby agrees to furnish upon request to the Commission a copy of each instrument defining the rights of holders of unregistered senior and subordinated debt of the company.
10.1	Water Supply Contract, dated January 27, 1981, between San Jose Water Works and the Santa Clara Valley Water District, as amended. Incorporated by reference to Exhibit 10.1 to Form 10-K for the year ended December 31, 2001.
10.2	Limited Partnership Agreement of 444 West Santa Clara Street, L.P., entered into as of September 2, 1999, between SJW Land Company and Toeniskoetter & Breeding, Inc. Development. Incorporated by reference to Exhibit 10.18 to Form 10-Q for the quarter ended September 30, 1999.
10.3	Asset Purchase Agreement by and between SJWTX, Inc. to purchase the assets of Canyon Lake Water Supply Corporation, a Texas nonprofit water supply corporation, dated October 4, 2005. Incorporated by reference to Exhibit 10.1 to Form 10-Q for quarter ending September 30, 2005.
10.4	Form of Letter Amendment to SJW Corp. Director Pension Plan. Incorporated by reference as Exhibit 10.25 to Form 10-K for the year ended December 31, 2007. (2)
10.5	San Jose Water Company Executive Supplemental Retirement Plan, as amended and restated effective October 28, 2009. (1) (2)
10.6	Plan Amendment No. 1 to San Jose Water Company Executive Supplemental Retirement Plan as amended and restated effective October 28, 2009. Incorporated by reference as Exhibit 10.1 to Form 8-K filed on January 29, 2010. (2)
10.7	San Jose Water Company Cash Balance Executive Supplemental Retirement Plan, dated July 29, 2009. Incorporated by reference as Exhibit 10.3 to Form 10-Q for the quarter ended September 30, 2009. (2)
10.8	SJW Corp. Long-Term Incentive Plan, as amended and restated January 30, 2008. Incorporated by reference as Exhibit 10.1 to Form 8-K filed on May 1, 2008. (2)
10.9	Chief Executive Officer Employment Agreement amended and restated, effective January 1, 2008. Incorporated by reference to Exhibit 10.9 to Form 10-K for the year ended December 31, 2008. (2)
10.10	First Amendment, effective as of January 1, 2010, to the Chief Executive Officer Employment Agreement amended and restated effective January 1, 2008. Incorporated by reference to Exhibit 10.1 to Form 8-K filed on December 18, 2009. (2)
10.11	Second Amendment dated January 26, 2010 to the Chief Executive Officer Employment Agreement amended and restated effective January 1, 2008. (1) (2)
10.12	Standard Form of Stock Option Agreement, as adopted by SJW Corp. Board of Directors on April 29, 2003. Incorporated by reference to Exhibit 10.22 to Form 10-Q for the quarter ended June 30, 2003. (2)

Exhibit No.	Description
10.13	SJW Corp. Executive Officer Short-Term Incentive Plan, effective as of April 30, 2008. Incorporated by reference to Exhibit 10.2 to Form 8-K filed on May 1, 2008. (2)
10.14	SJW Corp. Executive Severance Plan, amended and restated, effective January 1, 2010. (1) (2)
10.15	SJW Corp. Executive Severance Plan, as amended and restated, effective January 1, 2009. Incorporated by reference as Exhibit 10.13 to Form 10-K for the year ended December 31, 2008. (2)
10.16	San Jose Water Company Special Deferral Election Plan, as amended and restated, effective January 1, 2008. Incorporated by reference as Exhibit 10.14 to Form 10-K for the year ended December 31, 2008. (2)
10.17	SJW Corp. Amended and Restated Deferred Restricted Stock Program, effective January 1, 2008. Incorporated by reference as Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2008. (2)
10.18	SJW Corp. Deferral Election Program for Non-Employee Board Members, as amended and restated, effective January 1, 2008. Incorporated by reference as Exhibit 10.22 to Form 10-K for the year ended December 31, 2007. (2)
10.19	SJW Corp. Director Compensation and Expense Reimbursement Policies, amended and restated, effective as of July 29, 2009. Incorporated by reference as Exhibit 10.1 to Form 10-Q for the quarter ended September 30, 2009. (2)
10.20	Form of Stock Option Dividend Equivalent Rights Agreement, effective as of January 1, 2008. Incorporated by reference as Exhibit 10.18 to Form 10-K for the year ended December 31, 2008. (2)
10.21	Chief Operating Officer Stock Option Dividend Equivalent Rights Agreement, as amended and restated effective as of January 1, 2008. Incorporated by reference as Exhibit 10.19 to Form 10-K for the year ended December 31, 2008. (2)
10.22	Restricted Stock Unit Issuance Agreement, amended and restated, effective as of July 1, 2008. Incorporated by reference as Exhibit 10.2 to Form 10-Q for the quarter ended September 30, 2008. (2)
10.23	Deferred Restricted Stock Award Agreement, amended and restated, as of October 22, 2008. Incorporated by reference as Exhibit 10.21 to Form 10-K for the year ended December 31, 2008. (2)
10.24	Chief Executive Officer Restricted Stock Unit Issuance Agreement, amended and restated effective October 22, 2008. Incorporated by reference as Exhibit 10.22 to Form 10-K for the year ended December 31, 2008. (2)
10.25	Chief Executive Officer Restricted Stock Unit Issuance Agreement, amended and restated effective October 22, 2008. Incorporated by reference as Exhibit 10.23 to Form 10-K for the year ended December 31, 2008. (2)
10.26	Chief Executive Officer Restricted Stock Unit Issuance Agreement, amended and restated, effective October 22, 2008. Incorporated by reference as Exhibit 10.24 to Form 10-K for the year ended December 31, 2008. (2)
10.27	Chief Executive Officer Restricted Stock Unit Issuance Agreement, amended and restated effective October 22, 2008. Incorporated by reference as Exhibit 10.25 to Form 10-K for the year ended December 31, 2008. (2)
10.28	Chief Executive Officer Restricted Stock Unit Issuance Agreement, amended and restated, effective October 22, 2008. Incorporated by reference as Exhibit 10.26 to Form 10-K for the year ended December 31, 2008. (2)

Exhibit No.	Description
10.29	Chief Executive Officer Restricted Stock Unit Issuance Agreement, amended and restated, effective October 22, 2008. Incorporated by reference as Exhibit 10.27 to Form 10-K for the year ended December 31, 2008. (2)
10.30	Form of Chief Executive Officer Restricted Stock Unit Issuance Agreement. (1) (2)
10.31	Form of Chief Executive Officer Restricted Stock Unit Issuance Agreement. (1) (2)
10.32	Form of Restricted Stock Unit Issuance Agreement Award, amended and restated, effective October 22, 2008. Incorporated by reference as Exhibit 10.28 to Form 10-K for the year ended December 31, 2008. (2)
10.33	Form of Restricted Stock Unit Issuance Agreement, amended and restated, effective October 22, 2008. Incorporated by reference as Exhibit 10.29 to Form 10-K for the year ended December 31, 2008. (2)
10.34	Form of Restricted Stock Unit Issuance Agreement. (1) (2)
10.35	Performance Goals for the Chief Executive Officer 2009 Fiscal Year Bonus. Incorporated by reference as Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2009. (2)
10.36	Performance Goals for the Chief Executive Officer 2010 Fiscal Year Bonus. (1) (2)
10.37	Form of Indemnification Agreement between SJW Corp. and officers. (1) (2)
10.38	Form of Indemnification Agreement between SJW Corp. and Board members. (1) (2)
21.1	Subsidiaries of SJW Corp. as of December 31, 2009. (1)
23	Consent of Independent Registered Public Accounting Firm. (1)
31.1	Certification Pursuant to Rule 13a-14(a)/15d-14(a) by President and Chief Executive Officer. (1)
31.2	Certification Pursuant to Rule 13a-14(a)/15d-14(a) by Chief Financial Officer and Treasurer. (1)
32.1	Certification Pursuant to 18 U.S.C. Section 1350 by President and Chief Executive Officer, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)
32.2	Certification Pursuant to 18 U.S.C. Section 1350 by Chief Financial Officer and Treasurer, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)

(1) Filed currently herewith.
(2) Management contract or compensatory plan or agreement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SJW CORP.

Date: March 5, 2010	By /s/ Charles J. Toeniskoetter CHARLES J. TOENISKOETTER, Chairman, Board of Directors

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 5, 2010	By /s/ W. Richard Roth W. RICHARD ROTH, President, Chief Executive Officer and Member, Board of Directors
Date: March 5, 2010	By /s/ David A. Green DAVID A. GREEN, Chief Financial Officer and Treasurer
Date: March 5, 2010	By /s/ Wendy Avila-Walker WENDY AVILA-WALKER, Controller
Date: March 5, 2010	By /s/ Katharine Armstrong KATHARINE ARMSTRONG, Member, Board of Directors
Date: March 5, 2010	By /s/ Mark L. Cali MARK L. CALI, Member, Board of Directors
Date: March 5, 2010	By /s/ J. Philip DiNapoli J. PHILIP DINAPOLI, Member, Board of Directors
Date: March 5, 2010	By /s/ Douglas R. King DOUGLAS R. KING, Member, Board of Directors
Date: March 5, 2010	By /s/ Norman Y. Mineta NORMAN Y.MINETA, Member, Board of Directors

Date: March 5, 2010	By /s/ George E. Moss
	GEORGE E. MOSS, Member, Board of Directors
Date: March 5, 2010	By /s/ Charles J. Toeniskoetter
	CHARLES J. TOENISKOETTER, Member, Board of Directors
Date: March 5, 2010	By /s/ Frederick R. Ulrich, Jr.
	FREDERICK R. ULRICH, JR. Member, Board of Directors
Date: March 5, 2010	By /s/ Robert A. Van Valer
	ROBERT A. VAN VALER, Member, Board of Directors

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors
SJW Corp.:

We consent to the incorporation by reference in the registration statements (No. 333-105010 and 333-127383) on Form S-8 of SJW Corp. of our report dated March 5, 2010, with respect to the consolidated balance sheets of SJW Corp. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and all related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 10-K of SJW Corp.

/s/ KPMG LLP

Mountain View, California
March 5, 2010

Exhibit 31.1

CERTIFICATIONS

I, W. Richard Roth, certify that:

1. I have reviewed this Annual Report on Form 10-K of SJW Corp. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 5, 2010

/s/ W. Richard Roth

W. RICHARD ROTH
President and Chief Executive Officer
(Principal executive officer)

Exhibit 31.2

CERTIFICATIONS

I, David A. Green, certify that:

1. I have reviewed this Annual Report on Form 10-K of SJW Corp. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 5, 2010

/s/ David A. Green

DAVID A. GREEN
Chief Financial Officer and Treasurer
(Principal financial officer)

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of SJW Corp. (the "Company") on Form 10-K for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, W. Richard Roth, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge on the date hereof:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ W. Richard Roth

W. RICHARD ROTH
President and Chief Executive Officer
(Principal executive officer)
March 5, 2010

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of SJW Corp. (the "Company") on Form 10-K for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David A. Green, Chief Financial Officer and Treasurer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge on the date hereof:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ David A. Green

DAVID A. GREEN
Chief Financial Officer and Treasurer
(Principal financial officer)
March 5, 2010

Directors

Katharine Armstrong (1) (2) (5)
President
Natural Resources Solutions
Katharine Armstrong, Inc.

Mark L. Cali (1) (5) (6)
Court Attorney
Superior Court of California, County of San Luis Obispo

J. Philip DiNapoli (1) (4) (6)
Attorney at Law and President
JP DiNapoli Companies, Inc.

Douglas R. King (1) (3) (4)
Retired Partner
Ernst & Young, LLP

Norman Y. Mineta (1) (3)
Vice Chairman
Hill & Knowlton

George E. Moss (1) (2)
Vice Chairman
Roscoe Moss Manufacturing Company

W. Richard Roth (1) (2) (6)
President and Chief Executive Officer
SJW Corp.
San Jose Water Company
SJW Land Company
SJWTX, Inc.
Texas Water Alliance Limited

Charles J. Toeniskoetter (1) (2) (5) (6)
Chairman of the Board
SJW Corp.
San Jose Water Company
SJW Land Company
SJWTX, Inc.
Texas Water Alliance Limited
Chairman and Chief Executive Officer
Toeniskoetter & Breeding, Inc. Development

Frederick R. Ulrich, Jr. (1) (3) (4)
Retired Executive/Civic Advisor

Robert A. Van Valer (1) (2) (5)
President
Roscoe Moss Manufacturing Company

(1) Director of SJW Corp., San Jose Water Company, and SJW Land Company
(2) Director of Texas Water Alliance Limited and SJWTX, Inc. (SJWTX, Inc. also has three other Board Members)
(3) Member of the Audit Committee
(4) Member of the Executive Compensation Committee
(5) Member of the Nominating and Governance Committee
(6) Member of the Real Estate Committee

Officers

W. Richard Roth
President and Chief Executive Officer
SJW Corp.
San Jose Water Company
SJW Land Company
SJWTX, Inc.
Texas Water Alliance Limited

Wendy Avila-Walker
Controller
San Jose Water Company

George J. Belhumeur
Senior Vice President - Operations
San Jose Water Company

Dana R. Drysdale
Vice President - Information Systems
San Jose Water Company

Craig S. Giordano
Chief Engineer
San Jose Water Company

David A. Green
Chief Financial Officer and Treasurer
SJW Corp.
San Jose Water Company
SJW Land Company
SJWTX, Inc.
Texas Water Alliance Limited

Palle L. Jensen
Vice President - Regulatory Affairs
San Jose Water Company

Suzy Papazian
Corporate Secretary/Attorney
SJW Corp.
San Jose Water Company
Corporate Secretary
SJW Land Company
SJWTX, Inc.
Texas Water Alliance Limited

Angela Yip
Executive Vice President of Finance
SJW Corp.
San Jose Water Company
SJW Land Company
SJWTX, Inc.
Texas Water Alliance Limited

R. Scott Yoo
Chief Operating Officer
San Jose Water Company

Shareholders' Calendar

Transfer Agent, Registrar, and Disbursing Agent (for inquiries and changes in shareholder accounts)

American Stock Transfer & Trust Company
Shareholder Services Division
59 Maiden Lane
New York, NY 10038
Phone: (800) 937-5449
Fax: (718) 236-2641
Website: www.amstock.com

Schedule of anticipated dividend declaration, record, and payment dates for 2010:

DECLARATION DATES
January 27
April 28
July 28
October 27

RECORD DATES
February 8
May 10
August 9
November 8

PAYMENT DATES
March 1
June 1
September 1
December 1

Annual Meeting

The Annual Meeting of Shareholders of SJW Corp. is scheduled for Wednesday, April 28, 2010, at 10:00 AM Pacific Time in the Corporation's principal office at 110 West Taylor Street in San Jose, California 95110.

San Jose Water Company
Website: www.sjwater.com

San Jose Water Company
General Office:
(408) 279-7800

SJW Corp. Investor Relations:
(800) 250-5147

SJW CORP.
110 W. Taylor Street, San Jose, CA 95110
408.279.7800 • www.sjwater.com